Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among

MARKETAXESS HOLDINGS INC.,

INTERCONTINENTAL EXCHANGE, INC.

and

IGLOO MERGER SUB II, INC.

Dated as of July 29, 2026

i

TABLE OF CONTENTS

(cont.)

TABLE OF CONTENTS

(cont.)

INDEX OF DEFINED TERMS

Defined Term	Section
“Acceptable Confidentiality Agreement”	9.14
“Acquisition Proposal”	9.14
“Action”	9.5(b)
“Affiliate”	9.14
“AFM”	4.23(a)
“Agreement”	Preamble
“AI Inputs”	9.14
“AI Technology”	9.14
“Alternative Acquisition Agreement”	6.2(d)
“Anti-Corruption Laws”	9.14
“Anti-Money Laundering Laws”	4.11(d)
“Antitrust Laws”	9.14
“Applicable Date”	4.5(a)
“Approved Capital Expenditures”	9.14
“Award Holder”	9.14
“Bankruptcy and Equity Exception”	4.3
“BD Filings”	4.22(b)
“Business Day”	9.14
“Bylaws”	2.2
“Capitalization Date”	4.2(a)
“Cause”	9.14
“Certificate”	3.1(a)(i)
“Certificate of Incorporation”	2.1
“Certificate of Merger”	1.3
“Change in Recommendation”	6.2(d)
“Closing”	1.2
“Closing Date”	1.2
“Closing Indebtedness”	6.18
“Code”	3.2(f)
“Commodity Exchange Act”	9.14
“Company”	Preamble
“Company Acquisition Proposal”	8.5(c)
“Company Bylaws”	4.1
“Company Certificate of Incorporation”	4.1
“Company DCP”	6.10(d)
“Company Disclosure Letter”	ARTICLE IV
“Company ESPP”	3.5(d)
“Company Lease”	4.19
“Company Material Adverse Effect”	9.14
“Company Option”	3.5(a)
“Company PSU”	3.5(c)
“Company Plan”	9.14

Defined Term	Section
“Company Recommendation”	4.3
“Company Regulatory Agreement”	4.7(b)
“Company Related Parties”	8.5(g)
“Company Reports”	4.5(a)
“Company Requisite Vote”	4.3
“Company RSU”	3.5(b)(i)
“Company Stock Plan”	3.5(a)
“Company Stockholders Meeting”	6.5(a)
“Company Termination Fee”	8.5(b)
“Confidentiality Agreement”	9.7
“Consent”	4.4(a)
“Constituent Documents”	9.14
“Continuing Employee”	6.10(a)
“Continuing Membership Application”	9.14
“Contracts”	4.4(b)
“Copyrights”	9.14
“D&O Insurance”	6.12(b)
“Debt Financing”	6.19(a)
“Debt Financing Agreements”	9.15
“Debt Financing Sources”	9.14
“Debt Payoff Letter”	6.18
“DGCL”	1.1
“Director RSU”	3.5(b)(i)
“Disability”	9.14
“Dissenting Stockholders”	3.1(a)(i)
“DNB”	4.23(a)
“DTC”	9.14
“Effective Time”	1.3
“Election Freeze Date”	6.10(d)
“Environmental Law”	9.14
“ERISA”	9.14
“ERISA Affiliate”	4.9(d)
“ERISA Plans”	9.14
“ESMA”	4.23(a)
“EU MTF Operator”	4.23(a)
“Exchange Act”	4.4(a)
“Exchange Fund”	3.2(a)
“Exchange Ratio”	9.14
“Excluded Shares”	3.1(a)(i)
“Extended Termination Date”	8.2(a)
“FCA”	4.23(a)
“FCPA”	9.14
“Final Offering”	3.5(d)
“FINRA”	9.14
“FINRA Approval”	9.14

v

Defined Term	Section
“Foreign Company Plan”	4.9(a)
“Foreign Investment and Competition Laws”	4.4(a)
“Form ATS”	4.22(e)
“Form BD”	4.22(e)
“Fraud”	9.14
“FSMA”	4.23(a)
“GAAP”	9.14
“Good Reason”	9.14
“Governmental Entity”	4.4(a)
“Governmental Notices and Consents”	4.4(a)
“HSR Act”	4.4(a)
“IEX”	9.14
“Indebtedness”	9.14
“Indemnified Parties”	6.12(a)
“Information Technology Systems”	9.14
“Insurance Policies”	4.18
“Intellectual Property”	9.14
“Internet Properties”	9.14
“Intervening Event”	9.14
“IRS”	9.14
“J.P. Morgan”	4.20
“Knowledge of Parent”	9.14
“Knowledge of the Company”	9.14
“Law”	9.14
“Leased Real Property”	4.19
“Licenses”	4.11(b)
“Lien”	4.2(d)
“Malicious Code”	9.14
“Material Contracts”	4.12(p)
“Merger”	Recitals
“Merger Consideration”	3.1(a)(i)
“Merger Sub”	Preamble
“MiFID II”	4.23(a)
“MiFIR”	4.23(a)
“MSRB”	9.14
“MTF”	4.23(a)
“MTF Filings”	4.23(b)
“MTF Operators”	4.23(a)
“Nasdaq”	9.14
“NFA”	4.22(a)
“Nonvoting Shares”	4.2(a)
“Open Source Software”	9.14
“Order”	9.14
“Ordinary Course of Business”	9.14
“Other Option”	3.5(f)

Defined Term	Section
“Other PSU”	3.5(f)
“Other RSU”	3.5(f)
“Parent”	Preamble
“Parent Common Stock”	3.5(a)
“Parent Material Adverse Effect”	9.14
“Parent Option”	3.5(a)
“Parent Parties”	5.4(c)
“Parent Regulatory Termination Fee”	8.5(d)
“Parent Reports”	9.14
“Parent Related Parties”	8.5(g)
“Parent RSU”	3.5(b)(i)
“Patents”	9.14
“Paying Agent”	3.2(a)
“Payment”	8.5(f)
“Permitted Liens”	9.14
“Person”	9.14
“Personal Information”	9.14
“Preferred Shares”	4.2(a)
“Privacy Commitments”	4.17
“Privacy Laws”	9.14
“Proceedings”	4.7(a)
“Processing”	9.14
“Proxy Statement”	6.4(a)
“Registered Broker-Dealer”	9.14
“Registered IP”	4.16(a)
“Regulation ATS”	4.22(i)
“Remedial Action”	6.6(d)
“Representatives”	6.2(a)
“Requisite Regulatory Approvals”	7.1(b)
“Sanctions”	4.11(e)
“Sanctioned Country”	4.11(e)
“Sarbanes-Oxley Act”	4.5(a)
“SEC”	4.5(a)
“SEC Clearance Date”	6.4(a)
“Second Request”	6.6(b)
“Securities Act”	4.4(a)
“Shares”	3.1(a)(i)
“Software”	9.14
“Solvent”	9.14
“Specified Acquisition”	6.6(b)
“Specified Proceeding”	6.1(n)
“SRO”	4.22(a)
“Staff”	6.4(a)
“Subsidiary”	9.14
“Superior Proposal”	9.14

Defined Term	Section
“Surviving Corporation”	1.1
“Takeover Statute”	4.13
“Tax”	9.14
“Tax Return”	9.14
“Termination Date”	8.2(a)
“Top Customer”	4.25(a)
“Top Vendor”	4.26(a)
“Trademarks”	9.14
“Transaction Personal Information”	6.7(d)
“Treasury Regulations”	9.14
“UK MiFIR”	4.23(a)
“UK MTF Operator”	4.23(a)
“Uncertificated Shares”	3.1(a)(i)
“Wft”	4.23(a)
“Willful Breach”	9.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is entered into as of July 29, 2026, by and among MarketAxess Holdings Inc., a Delaware corporation (the “Company”), Intercontinental Exchange, Inc., a Delaware corporation (“Parent”), and Igloo Merger Sub II, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the board of directors of the Company, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the merger of Merger Sub with and into the Company with the Company surviving the merger as the surviving corporation (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders and (c) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement;

WHEREAS, the board of directors of Parent, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement and (b) determined that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent and its stockholders;

WHEREAS, the board of directors of Merger Sub, by resolutions duly adopted, has unanimously (a) approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the consummation of the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and its stockholder, (c) resolved to recommend to Parent, as the sole stockholder of Merger Sub, the adoption of this Agreement and (d) directed that this Agreement be submitted to Parent, as the sole stockholder of Merger Sub, for its adoption; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the receipt and sufficiency of which is acknowledged and agreed, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (in such capacity, sometimes hereinafter referred to as the “Surviving Corporation”), and become a wholly-owned Subsidiary of Parent, and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in ARTICLE II. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”), this Agreement and the Certificate of Merger (as defined below).

1.2 Closing. Unless this Agreement shall have been terminated pursuant to ARTICLE VIII and unless otherwise mutually agreed in writing by the parties hereto, the closing of the Merger (the “Closing”) shall be conducted remotely via the electronic exchange of documents and signatures at 8:00 a.m., Eastern Time, on a date that is as soon as reasonably practicable, and in no event later than five (5) Business Days, following the day on which the last to be satisfied or waived of each of the conditions set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement (the date on which the Closing occurs is referred to as the “Closing Date”).

1.3 Effective Time. Concurrently with the Closing, the Company and Parent will cause a Certificate of Merger with respect to the Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL and make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective on the date and at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed upon by the Company and Parent in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

ORGANIZATIONAL DOCUMENTS, DIRECTORS AND OFFICERS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Certificate of Incorporation”) shall be amended to read as the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.12 and the terms of this Agreement, and as such shall be the Certificate of Incorporation until thereafter amended as provided therein or by applicable Law, subject to Section 6.12.

2.2 The Bylaws. At the Effective Time, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation (the “Bylaws”), except (a) that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation and (b) for such changes as are agreed by the parties and necessary to comply with Section 6.12, and as such shall be the Bylaws until thereafter amended as provided therein or by applicable Law, subject to Section 6.12.

2.3 Directors of the Surviving Corporation. The parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation to hold office until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

2.4 Officers of the Surviving Corporation. The parties hereto shall take all actions necessary so that the officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation to hold office until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the DGCL, the Certificate of Incorporation and the Bylaws.

ARTICLE III

EFFECT OF THE MERGER ON SECURITIES;

EXCHANGE

3.1 Effect on Capital Stock.

(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any securities of the Company, Parent or Merger Sub:

(i) Merger Consideration. Each share of common stock, par value $0.003, of the Company (the “Shares” and each a “Share”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by (x) Parent or Merger Sub or any of their respective Subsidiaries, or (y) the Company as treasury stock, or any of the Company’s Subsidiaries (other than Shares with respect to the Company ESPP) (each such Share referred to in clauses (x) and (y) above, an “Excluded Share” and, collectively, the “Excluded Shares”) and (z) stockholders who have perfected and not withdrawn a demand for appraisal rights in accordance with Section 262 of the DGCL (such stockholders, “Dissenting Stockholders”)) shall be converted into the right to receive $167.00 per Share in cash, without interest thereon (the “Merger Consideration”). At the Effective Time, all of the Shares (other than Excluded Shares and Shares owned by Dissenting Stockholders) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Shares (other than the Excluded Shares and Shares owned by Dissenting Stockholders) and (B) each book-entry account formerly representing any uncertificated Shares (“Uncertificated Shares”) (other than Excluded Shares and Shares owned by Dissenting Stockholders) shall thereafter represent only the right to receive the Merger Consideration, and the holders thereof shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration upon surrender thereof in accordance with Section 3.2, and each Certificate and Uncertificated Share formerly representing Shares owned by Dissenting Stockholders shall thereafter represent only the right to receive the payment of which reference is made in Section 3.3.

(ii) Cancellation of Excluded Shares and each Share owned by Dissenting Stockholders. Subject to Section 3.3, each Excluded Share and each Share owned by Dissenting Stockholders outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(b) Merger Sub. Each share of common stock, par value $0.01, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01, of the Surviving Corporation.

3.2 Exchange of Certificates.

(a) Paying Agent. Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent selected by Parent after reasonable consultation with the Company (the “Paying Agent”), for payment to the holders of Shares, an aggregate amount of cash comprising approximately the amounts required to be delivered pursuant to Section 3.1(a) in respect of Shares (such aggregate amount of cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that (i) such investments shall be an obligation of, or guaranteed by, the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Merger Consideration payable to the holders of Shares pursuant to Section 3.1(a). To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for any other reason below the level required to make prompt cash payment of the Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all relevant times maintained at a level sufficient to make all cash payments required pursuant to Section 3.1(a). No later than five (5) Business Days prior to the Closing Date, Parent shall enter into an agreement with the Paying Agent, in form and substance reasonably satisfactory to the Company, to effect the applicable terms of this Agreement. The Exchange Fund shall not be used for any purpose other than to fund payments of Merger Consideration to holders of Shares in accordance with this Agreement. Parent shall cause the Paying Agent to make, and the Paying Agent shall make, payment of the Merger Consideration from the Exchange Fund in accordance with this Agreement.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), Parent shall cause the Paying Agent to mail or otherwise provide to each holder of record of (x) a Certificate representing Shares outstanding immediately prior to the Effective Time or (y) any Uncertificated Shares outstanding immediately prior to the Effective Time, not held, directly or indirectly, through DTC (in each case of (x) and (y), other than Excluded Shares and Shares owned by Dissenting Stockholders): (i) a letter of transmittal in customary form advising such holder of the effectiveness of the Merger and the conversion of its Shares into the right to receive the Merger Consideration, and specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Uncertificated Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or the surrender of such Uncertificated Shares to the Paying Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Uncertificated Shares or such other reasonable evidence, if any, of such surrender as the

Paying Agent may reasonably request pursuant to the terms and conditions of the Paying Agent Agreement), as applicable and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of such Certificates as provided in Section 3.2(e)) or such Uncertificated Shares to the Paying Agent. With respect to the Uncertificated Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Paying Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the Merger Consideration to which the beneficial owners thereof are entitled to receive pursuant to Section 3.1(a). Upon the surrender of a Certificate (or delivery of an affidavit of loss in lieu thereof as provided in Section 3.2(e)) or Uncertificated Share to the Paying Agent pursuant to the foregoing, the holder of such Certificate or Uncertificated Share shall be entitled to receive in exchange therefor an amount in immediately available funds (or, if no wire transfer instructions are provided, a check, and in each case, after giving effect to any required Tax withholding provided in Section 3.2(f)) equal to the cash amount that such holder is entitled to receive pursuant to Section 3.1(a), and the Certificate or Uncertificated Share so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable to holders of Certificates or Uncertificated Shares. In the event of a transfer of ownership of Shares represented by a Certificate that is not registered in the transfer records of the Company, a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Certificate formerly representing such Shares is properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent.

(c) Transfers. From and after the Effective Time, there shall be no transfers of the Shares that were outstanding immediately prior to the Effective Time on the stock transfer books of the Company.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be delivered, at Parent’s option, to Parent or the Surviving Corporation. Any holder of Shares (other than Excluded Shares and Shares owned by Dissenting Stockholders) who has not theretofore complied with this ARTICLE III shall thereafter look only to Parent for delivery of any payment of cash (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) upon due surrender of its Certificates (or delivery of affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) or Uncertificated Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to the Surviving Corporation) of that fact by the Person claiming such Certificate to be lost, stolen or destroyed to the Paying Agent or the Surviving Corporation and, if required by Parent, the posting by such person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the cash that would have been issuable or payable pursuant to the provisions of this ARTICLE III (after giving effect to any required Tax withholdings as provided in Section 3.2(f)) had such lost, stolen or destroyed Certificate been surrendered.

(f) Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and/or withheld with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so deducted or withheld by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such deducted or withheld amounts shall be timely remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity. To the extent that amounts are so deducted or withheld and timely remitted to the applicable Governmental Entity by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be. At least thirty (30) days prior to making any deduction or withholding pursuant to this Section 3.2(f), Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, shall provide written notice to the Company of any anticipated deduction or withholding (together with the legal basis thereof) and shall cooperate in good faith to obtain any available exemption from, or reduction of, such deduction or withholding. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall deduct or withhold any amounts under Section 1445 of the Code from any amounts payable pursuant to this Agreement in respect of Shares so long as, immediately prior to the Effective Time, the Shares are shares of a class that is regularly traded on an established securities market within the meaning of Section 1445(b)(6) of the Code and Treasury Regulations Section 1.1445-2(c)(2). For the avoidance of doubt, no certificate or statement described in Treasury Regulations Section 1.897-2(h) shall be required in order for the foregoing sentence to apply.

3.3 Dissenters’ Rights. Notwithstanding anything to the contrary herein, subject to the second sentence of this Section 3.3, no Dissenting Stockholder shall be entitled to receive cash pursuant to the provisions of this ARTICLE III with respect to Shares owned by such Dissenting Stockholder, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. If, after the Effective Time, any Person who otherwise would be deemed a Dissenting

Stockholder shall have failed to properly perfect or shall have effectively withdrawn or lost the right to dissent under Section 262 of the DGCL or if a court of competent jurisdiction shall finally determine that the Dissenting Stockholder is not entitled to relief provided by Section 262 of the DGCL with respect to any Shares, such Shares shall thereupon be treated as though such Shares had been converted in accordance with Section 3.1(a), as of the Effective Time, into the right to receive the Merger Consideration without interest and less any required Tax withholding upon surrender of the Certificates or Uncertificated Shares that formerly evidenced such Shares in the manner provided in Section 3.2. The Company shall give Parent (i) written notice as promptly as practicable (and, in any event, within two (2) Business Days) of any written demands for appraisal, withdrawals, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal and (ii) a reasonable opportunity to participate in all negotiations and legal proceedings with respect to any demand for appraisal under the DGCL, including a reasonable opportunity to provide its input in connection with any determination by the Company to make any payment to any Dissenting Stockholder with respect to Shares owned by such Dissenting Stockholder under Section 262(h) of the DGCL prior to the entry of judgment in the legal proceedings with respect to any demand for appraisal. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

3.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for any such Shares, in each case issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, subdivision, or other similar transaction, the Merger Consideration or any other applicable amounts payable pursuant to this Agreement shall be equitably adjusted to eliminate the effects of such event on the Merger Consideration or such other amounts; provided, however, that nothing in this Section 3.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

3.5 Treatment of Equity Awards.

(a) Treatment of Stock Options. At the Effective Time, each outstanding option to purchase Shares (other than rights to purchase Shares under the Company ESPP) (a “Company Option”) granted under the MarketAxess Holdings Inc. 2012 Incentive Plan (as amended) or the MarketAxess Holdings Inc. 2020 Equity Incentive Plan (each, a “Company Stock Plan” and, together, the “Company Stock Plans”), whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to represent an option to purchase Shares and shall be converted into an option to purchase a number of shares of common stock, par value $0.01, of Parent (“Parent Common Stock” and such option, a “Parent Option”) equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to such Company Option immediately prior to the Effective Time multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above and Section 3.5(e) below, following the Effective Time, each Parent Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately prior to the Effective Time.

(b) Treatment of Company RSUs.

(i) At the Effective Time, each restricted stock unit that is subject solely to time-based vesting conditions (a “Company RSU”) and that is granted under a Company Stock Plan and outstanding as of immediately prior to the Effective Time, other than any such Company RSU held by a member of the board of directors of the Company who is not also an employee of the Company or any of its Subsidiaries (a “Director RSU”), shall automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in Shares and shall be converted into a restricted stock unit denominated in shares of Parent Common Stock (a “Parent RSU”). The number of shares of Parent Common Stock subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio. Except as specifically provided above and Section 3.5(e) below, following the Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including the same time-based vesting terms) as were applicable to the applicable Company RSU immediately prior to the Effective Time. For the avoidance of doubt, any accumulated but unpaid dividend equivalent rights with respect to each Company RSU that is converted into a Parent RSU shall become accumulated but unpaid dividend equivalent rights with respect to such Parent RSU.

(ii) At the Effective Time, each Director RSU shall become fully vested and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to the sum of (A) the product of (i) the number of Shares underlying such Director RSU prior to the Effective Time multiplied by (ii) the Merger Consideration, plus (B) all accumulated but unpaid dividend equivalent rights with respect to such Director RSU. Following the Effective Time, no such Director RSU that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Director RSU shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(b)(ii) in exchange for such Director RSU in accordance with this Section 3.5(b)(ii). Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the consideration payable under this Section 3.5(b)(ii) to each former holder of a Director RSU that was outstanding immediately prior to the Effective Time as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter); provided, however, that if any amount payable pursuant to this Section 3.5(b)(ii) constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, and if the applicable former holder of such Director RSU is a “specified employee” within the meaning of Section 409A of the Code as of the Effective Time, then payment of such amount shall be delayed until the date that is six (6) months and one (1) day following the Effective Time or such earlier date as is permitted under Section 409A of the Code.

(c) Treatment of Company PSUs. At the Effective Time, each restricted stock unit that is subject to performance-based vesting conditions (a “Company PSU”) and that is granted under a Company Stock Plan and outstanding as of immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof, cease to represent a performance stock unit denominated in Shares and shall be converted into a Parent RSU. The number of shares of Parent Common Stock subject to each such Parent RSU shall be equal to the product (rounded down to the nearest whole number) of (x) the number of Shares issuable in respect of such Company PSU determined (A) with respect to any performance period that has been completed as of the Effective Time, based on actual level of achievement of the applicable performance goals for such performance period, (B) with respect to any performance period that has commenced but not been completed as of the Effective Time, based on the greater of the target level of performance and the actual level of achievement of the applicable performance goals using pro-rated performance goals through the Effective Time as reasonably determined by the compensation committee of the Company’s board of directors in good faith as of immediately prior to the Effective Time, and (C) with respect to any performance period that has not yet commenced as of the Effective Time, based on the target level performance of the applicable performance goals, multiplied by (y) the Exchange Ratio. Except as specifically provided above and Section 3.5(e) below, following the Effective Time, each such Parent RSU shall continue to be governed by the same terms and conditions (including vesting terms, except that such Parent RSU shall be subject solely to time-based vesting and any performance-based vesting conditions shall no longer apply) as were applicable to the applicable Company PSU immediately prior to the Effective Time. For the avoidance of doubt, any accumulated but unpaid dividend equivalent rights with respect to each Company PSU that is converted into a Parent RSU shall become accumulated but unpaid dividend equivalent rights with respect to such Parent RSU.

(d) Treatment of the Employee Stock Purchase Plan. As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company’s board of directors or a committee thereof and, if appropriate, amending the terms of the MarketAxess Holdings Inc. 2022 Employee Stock Purchase Plan (including the MarketAxess Holdings Inc. Share Incentive Plan, being a sub-plan thereto) (the “Company ESPP”) and in each case to the extent permitted by law) that are necessary or required under the Company ESPP and applicable Laws to (A) ensure that, except for any offering period under the Company ESPP that commenced prior to the date of this Agreement (the “Final Offering”), no new offering period shall be authorized or commenced on or after the date of this Agreement, (B) the Final Offering shall end no later than the Closing Date, (C) each Company ESPP participant’s accumulated payroll deductions under the Company ESPP shall be used to purchase shares of Company common stock in accordance with the Company ESPP as of the end of the Final Offering; provided that any payroll deductions that are insufficient to purchase one whole Share shall be distributed in cash to such participant as soon as administratively practicable, (D) the applicable purchase price for Shares shall not be decreased below the levels provided for by the Company ESPP as of the date of this Agreement and (E) the Company ESPP shall be terminated in its entirety at the Effective Time and no further rights shall be granted or exercised under the Company ESPP thereafter.

(e) Termination Protections. Following the Effective Time, if any Award Holder’s employment or other service with the Company or any of its Affiliates is terminated (i) due to the Award Holder’s death or Disability, (ii) by the Company or any of its Affiliates without Cause, or (iii) by the Award Holder for Good Reason, then, in connection with any of the foregoing cases in this Section 3.5(e), any unvested portion of any Parent Option or Parent RSU held by such Award Holder immediately prior to such termination or cessation of employment or other service shall become fully vested as of immediately prior to such termination of employment or other service.

(f) Form S-8; Other Awards. At or prior to the Effective Time, Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to Parent Options and Parent RSUs (other than the Other Awards (as defined below)) as a result of the actions contemplated by this Section 3.5. As soon as practicable after the Effective Time, if and to the extent necessary to cause a sufficient number of shares of Parent Common Stock to be registered and issuable with respect to such Parent Options and Parent RSUs, Parent shall prepare and file with the SEC a registration statement on Form S-8 with respect to the shares of Parent Common Stock subject to such Parent Options and Parent RSUs. If and to the extent that any shares of Parent Common Stock subject to a Parent Option or Parent RSU could not be appropriately registered on such Form S-8 as a result of the holder thereof being a former employee of the Company, then in lieu of the conversion of the corresponding Company Option (“Other Option”), Company RSU (“Other RSU”) or Company PSU (“Other PSU” and together with the Other Options and Other RSUs, the “Other Awards”)) into a Parent Option or Parent RSU, as applicable, such Other Option, Other RSU or Other PSU will be treated as follows:

(i) At the Effective Time, with respect to each Other Option, whether vested or unvested, (i) if the per Share exercise price of such Other Option is equal to or greater than the Merger Consideration, such Other Option shall terminate and be automatically cancelled as of immediately prior to the Effective Time, without any consideration being payable in respect thereof, and have no further force or effect, or (ii) if the per Share exercise price of such Other Option is less than the Merger Consideration, such Other Option shall become fully vested (to the extent unvested or to the extent such Other Option would not otherwise vest) and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to the product of (x) the number of Shares underlying the Other Option immediately prior to the Effective Time, multiplied by (y) an amount equal to the Merger Consideration minus the exercise price per Share of such Other Option, less applicable taxes required to be withheld with respect to such payment. Following the Effective Time, no such Other Option that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Other Option shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(f)(i) in exchange for such Other Option in accordance with this Section 3.5(f)(i). Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the consideration payable under this Section 3.5(f)(i) to each former holder of an Other Option that was outstanding immediately prior to the Effective Time as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter); provided, however, that if any amount payable pursuant to this Section 3.5(f)(i) constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, then payment of such amount shall be delayed until the earliest possible date permitted under Section 409A of the Code.

(ii) At the Effective Time, each Other RSU and Other PSU shall become fully vested and shall terminate and be automatically cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment in the amount equal to the sum of (A) the product of (i) the number of Shares underlying such Other RSU or Other PSU prior to the Effective Time, with the number of Shares underlying any Other PSU determined as set forth in clause (x) of Section 3.5(c), multiplied by (ii) the Merger Consideration, plus (B) all accumulated but unpaid dividend equivalent rights with respect to such Other RSU or Other PSU. Following the Effective Time, no such Other RSU or Other PSU that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Other RSU or Other PSU shall cease to have any rights with respect thereto, except the right to receive the consideration set forth in this Section 3.5(f)(ii) in exchange for such Other RSU or Other PSU in accordance with this Section 3.5(f)(ii). Parent shall, or, if applicable, shall cause one of its Subsidiaries to, pay the consideration payable under this Section 3.5(f)(ii) to each former holder of an Other RSU or Other PSU that was outstanding immediately prior to the Effective Time as soon as practicable following the Effective Time (but in any event not later than ten (10) calendar days thereafter).

(g) Further Action. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 3.5 and to ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company pursuant to or in settlement of any Company Option, Company RSU, or Company PSU. The Company shall update the schedule set forth on Section 4.2(c) of the Company Disclosure Letter to denote whether the holder of each such award set forth therein is a former employee or director of the Company and provide such updated schedule to Parent (i) within forty-five (45) days following the date of this Agreement and (ii) no earlier than five (5) but no later than one (1) day prior to the Closing Date.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter shall be deemed to be disclosed with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent the relevance of such disclosure with respect to such other section or subsection is reasonably apparent on the face of such disclosure) or (b) as disclosed in any Company Reports filed with, or furnished to, the SEC on or after the Applicable Date, and prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Company Reports and any other disclosures included or referenced in any such Company Reports that are cautionary, predictive or forward looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and its Subsidiaries is qualified or in good standing to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true, correct and complete copies of the Amended and Restated Certificate of Incorporation of the Company, dated May 7, 2004 (as further amended on June 5, 2024, the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company, dated July 17, 2024 (the “Company Bylaws”) and the Constituent Documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of (x) 110,000,000,000 Shares, (y) 10,000,000 shares of nonvoting common stock, par value $0.003 per share (the “Nonvoting Shares”) and (z) 4,965,000 shares of preferred stock, par value $0.001 per share (the “Preferred Shares”). As of the close of business on July 27, 2026 (the “Capitalization Date”), (i) 35,192,891 Shares were issued and outstanding, (ii) 5,698,972 Shares were held in the treasury of the Company, (iii) no Shares were held by any Subsidiary of the Company, (iv) no Nonvoting Shares were issued or outstanding, (v) no Preferred Shares were issued or outstanding and (vi) 2,840,499 Shares were reserved for issuance under the Company Stock Plans (of which 106,783 Shares were subject to outstanding Company Options, 94,984 Shares were subject to outstanding Company PSUs (based on target performance) and 356,418 Shares were subject to outstanding Company RSUs, each as granted under a Company Stock Plan). All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable, free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the Capitalization Date, 94,984 Shares are reserved for issuance under the Company ESPP.

(b) From the Capitalization Date to the execution of this Agreement, the Company has not issued, repurchased or redeemed any Shares, except pursuant to the exercise of Company Options, the settlement of Company PSUs or the settlement of Company RSUs, and, since the Capitalization Date, except as would be permitted by this Agreement for the period following the date of this Agreement, the Company has not granted any Company Options, Company PSUs or Company RSUs.

(c) Except as set forth in Section 4.2(a), as of the date of this Agreement, there are no preemptive or outstanding (i) shares of capital stock or equity securities or obligations of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or other equity or voting securities of the Company or its Subsidiaries or (ii) rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal, rights of first offer, “phantom” stock rights, equity-based compensation, contingent value rights, subscriptions, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity or voting securities of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable or exercisable for, or giving any Person a right to subscribe for or acquire from the Company or any of its Subsidiaries any equity or voting securities of the Company or any of its Subsidiaries. The Company does not have outstanding any bonds, debentures, notes or other obligations that grant the holders thereof the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. As of the date of this Agreement, no trust preferred or subordinated debt securities of the Company or any of its Subsidiaries are issued or outstanding. Section 4.2(c) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Options, Company PSUs and Company RSUs as of the date hereof, setting forth the number of Shares subject to each Company Option, Company PSU (at target and maximum performance) and Company RSU and the holder, grant date, vesting schedule and exercise price with respect to each Company Option. Each Company Option, Company PSU and Company RSU, in each case as applicable, (a) was granted in accordance with the terms of the applicable Company Stock Plan and all other applicable Law, (b) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (c) has a grant date no earlier than the date on which the Company’s board of directors or compensation committee actually awarded such Company Option, and (d) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns. There are no voting trusts, stockholder agreements, proxies or other agreements in effect to which the Company or any of its Subsidiaries is a party with respect to the voting or transfer of Shares, capital stock or other voting or equity securities or ownership interests of the Company or granting any stockholder or other Person any registration rights.

(d) Section 4.2(d) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list identifying (i) each of the Company’s Subsidiaries, including (A) the jurisdiction of organization and form of organization of each such Subsidiary, (B) whether such Subsidiary is a wholly-owned Subsidiary, and (C) for each Subsidiary that is not a wholly-owned Subsidiary, the percentage of the Company’s direct or indirect ownership interest and the identity and ownership percentage of each other Person holding capital stock or other equity interests therein and (ii) any other Person in which the Company or any of its Subsidiaries holds capital stock or other equity interest (other than securities held by any employee benefit plan of the Company or any of its Subsidiaries or any trustee, agent or other fiduciary in such capacity under any such employee benefit plan or by the Registered Broker-Dealer or MarketAxess Capital Limited in the Ordinary Course of Business). To the extent applicable in the relevant jurisdiction and for the applicable entity type, each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and is owned by the Company or by a direct or indirect Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”) (except for Permitted Liens and Liens arising under applicable securities Laws). As of the date of this Agreement, no Subsidiary of the Company has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Corporate Authority and Approval. The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to the adoption of this Agreement by the holders of a majority of the outstanding Shares (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). As of the date of this Agreement, the board of directors of the Company has, at a duly convened and held meeting, (a) unanimously approved and declared advisable this Agreement and the consummation of the transactions contemplated hereby, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (c) subject to Section 6.2, resolved to recommend to its stockholders the adoption of this Agreement (the “Company Recommendation”) and (d) directed that this Agreement be submitted to the holders of Shares for their adoption, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

4.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3, (ii) the rules and regulations of Nasdaq, (iii) the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods, declarations, orders, clearances or authorizations (any of the foregoing being a “Consent”) required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or any other applicable Laws designed to govern competition, trade regulation or foreign investment, or to prohibit, restrict or regulate action with the purpose or effect of monopolization, restraint of trade or foreign investment for the purposes of national security, public order or defense matters (collectively, the “Foreign Investment and Competition Laws”) in connection with the Merger, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Securities Act of 1933, as amended (the “Securities Act”) and (iv) the Consents as set forth on Section 4.4(a) of the Company Disclosure Letter (the Consents set forth in subclauses (iii) and (iv) of this Section 4.4(a), collectively, the “Governmental Notices and Consents”), no filings, notices and/or reports are required to be made by the Company or its Subsidiaries with, nor are any Consents required to be obtained by the Company or its Subsidiaries from, any domestic, foreign or transnational governmental, competition or regulatory authority, court, arbitral tribunal agency, commission, body or other legislative, executive or judicial governmental entity or SRO (each, a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and/or the consummation by the Company of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Subject to the receipt of the consents, clearances, approvals, authorizations, expirations or terminations of any waiting period and other requirements set forth in Section 4.4(a) of this Agreement or on Section 4.4(a) of the Company Disclosure Letter, the execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in, subject in the case of the consummation of the Merger, to obtaining the Company Requisite Vote, a breach or violation of, or contravention or a default under the Company Certificate of Incorporation, the Company Bylaws or any of the Constituent Documents of any Subsidiary of the Company, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, or the loss of any benefit under, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, consent, settlement, note, mortgage, indenture, arrangement, understanding or other obligation (other than any Company Plan) (each, a “Contract” and, collectively, the “Contracts”) binding upon the Company or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Consents referred to in Section 4.4(a) of this Agreement are made or obtained and receipt of the Company Requisite Vote, conflict with or violate any Law or License to which the Company or any of its Subsidiaries is subject, except, in the case of clauses (ii) and (iii) of this Section 4.4(b), for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with or to the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2024 (the “Applicable Date”) (the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date and those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”) and all fees related thereto have been timely paid. Each of the Company Reports, at the time of its filing or being furnished, complied as to form or, if not yet filed or furnished, will comply as to form, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement (including the Proxy Statement) will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent true, correct and complete copies of all material correspondence with the SEC in respect of the Company Reports since the Applicable Date. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports and, to the Knowledge of the Company, none of the Company Reports is the subject of any ongoing review or Proceeding by or before the SEC. Except for the Registered Broker-Dealer, no Subsidiary of the Company is required to file any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

(b) Since the Applicable Date, the Company has been and is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(c) The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) that are sufficient to provide reasonable assurance that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Since the Applicable Date, the Company has not identified or received any notification of any “significant deficiencies” or “material weaknesses” in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Since the Applicable Date, to the Knowledge of the Company, the Company has not identified or received any notification of (i) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting or (ii) any complaints regarding a material violation of accounting procedures, internal accounting controls or auditing matters relating to the period since the Applicable Date, including from employees of the Company or its Subsidiaries regarding questionable accounting, auditing or legal compliance matters, in each case that would be reasonably expected to adversely affect the Company’s ability to record, process, summarize and report financial information. The Company’s principal executive officer and principal financial officer have made, with respect to the Company Reports, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(d) Each of the consolidated financial statements and unaudited quarterly financial statements included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. No independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

4.6 Absence of Certain Changes. Since the Applicable Date, and through the date of this Agreement, (a) there has not been any change, effect, circumstance or development which has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (b) other than with respect to the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course of Business in all material respects, and (c) neither the Company nor any of its Subsidiaries has taken or omitted to take any action that, if taken following the execution hereof and prior to the Closing, would require the consent of Parent pursuant to Section 6.1(a), (b), (i), (n), (o) or (q).

4.7 Litigation.

(a) Since the Applicable Date, there have been no, and as of the date of this Agreement, there are no, civil, criminal, or administrative actions, suits, demands, claims, arbitrations or proceedings (“Proceedings”), against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacities as such and as relating to their employment or services to the Company or any of its Subsidiaries), pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (in their capacities as such and as relating to their employment or services to the Company or any of its Subsidiaries), or challenging the validity or propriety of the transactions contemplated by this Agreement, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries is, or has been since the Applicable Date, subject to any cease-and-desist or other injunction, order, judgment, ruling, decree, writ or enforcement action issued by, or is a party to any written commitment letter or similar undertaking to, or is subject to any directive by, or any supervisory letter received from, or has adopted any policies, procedures or board resolutions at the written request of any Governmental Entity, or has been ordered to pay any material civil money penalty by, any Governmental Entity (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”). Since the Applicable Date, no regulatory restriction (excluding any such restrictions arising under applicable Law) has been imposed on the Company or any of its Subsidiaries that would be material to the Company and its Subsidiaries, taken as a whole. Neither the Company nor any of its Subsidiaries has been advised since the Applicable Date by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, except, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice alleging any non-compliance or violations of Law from, or any written notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

4.8 No Undisclosed Liabilities. There are no obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, whether matured or unmatured, known or unknown, on- or off- balance sheet, contingent, absolute or otherwise other than (a) liabilities or obligations disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of March 31, 2026 (or the notes thereto) included in the Company’s quarterly report on Form 10-Q filed prior to the date of this Agreement for the fiscal quarter ended March 31, 2026, (b) liabilities or obligations incurred in the Ordinary Course of Business since March 31, 2026, (c) liabilities or obligations arising out of this Agreement or the transactions contemplated hereby or in connection with obligations under existing Contracts or applicable Law, (d) liabilities that have been discharged or paid in full in the Ordinary Course of Business prior to the date hereof or (e) liabilities or obligations that have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.9 Employee Benefits.

(a) Each material Company Plan as of the date of this Agreement is listed in Section 4.9 of the Company Disclosure Letter, and each such Company Plan that is subject to the Laws of a jurisdiction other than the United States (each, a “Foreign Company Plan”) is separately identified therein. With respect to each material Company Plan, the Company has made available to Parent, to the extent applicable, (i) true and complete copies of each of the material Company Plans, and all amendments thereto as well as all related trust documents, insurance contracts or other funding vehicles, (ii) a written description of such Company Plan if such plan is not set forth in a written document, (iii) the most recently prepared actuarial report, and (iv) all material correspondence to or from any Governmental Entity received in the last three years with respect to any Company Plan. With respect to each ERISA Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (1) the most recent summary plan description together with any summaries of all material modifications thereto, (2) the most recently available IRS determination or opinion letter and (3) the two most recent annual reports (Form 5500 or 990 series and all schedules and financial statements attached thereto).

(b) All Company Plans have been established, operated and administered in all material respects in compliance with their terms and applicable Laws (including, if applicable, ERISA and the Code).

(c) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Knowledge of the Company, circumstances do not exist that are likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. With respect to any ERISA Plan, neither the Company nor a Company Subsidiary has engaged in a transaction in connection with which the Company or a Company Subsidiary reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material to the Company and its Subsidiaries, taken as a whole.

(d) Neither the Company nor any ERISA Affiliate, has contributed (or had any obligation of any sort) in the last six (6) years to contribute to an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section 3(37) of ERISA). Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under, any “multiemployer plans” within the meaning of Section 3(37) of ERISA in the last six (6) years. No Company Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(e) Since the Applicable Date, with respect to each Foreign Company Plan: (i) each Foreign Company Plan has been established, maintained and administered in all material respects in accordance with its terms and applicable Laws, and if intended to qualify for special tax treatment, meets all the requirements for such treatment; (ii) all employer and employee contributions to each Foreign Company Plan required by its terms or by applicable Law have been made or, if applicable, accrued in accordance with generally accepted accounting practices in the applicable jurisdiction and any other payments (including insurance premiums) otherwise due in respect of a Foreign Company Plan have been paid in full; and (iii) each Foreign Company Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

(f) Except as would not be material to the Company and its Subsidiaries, taken as a whole, all contributions required to be made by the Company or its Subsidiaries under each Company Plan, as of the date of this Agreement, have been timely made and all obligations in respect of each Company Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(g) As of the date of this Agreement, there is no litigation pending or, to the Knowledge of the Company, threatened relating to the Company Plans, except as would not, individually or in the aggregate, reasonably be likely to be material to the Company and its Subsidiaries, taken as a whole.

(h) Except as required by applicable Law or in connection with severance benefits provided pursuant to a Company Plan listed in Section 4.9 of the Company Disclosure Letter, no Company Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide such benefits.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby would reasonably be expected to, either alone or in combination with any other event, (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay or otherwise increase any benefits and/or result in any payment becoming due under any Company Plan to any such person or (ii) result in the acceleration of the time of payment, vesting or funding of any such benefits.

(j) Neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, result in any payment or benefit under any Company Plan to any current or former employee, director or other individual service provider of the Company who is a “disqualified individual” within the meaning of Section 280G of the Code that would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(k) Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under of Section 280G of the Code.

4.10 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement with a labor union, (ii) there is not pending or, to the Knowledge of the Company, threatened in writing, any labor strike, walkout, concerted work stoppage, material labor grievance, material labor dispute, labor-related arbitration, concerted work slow-down or lockout against the Company or its Subsidiaries, (iii) none of the employees of the Company or any of its Subsidiaries is represented by a labor union in connection with their employment by the Company or its Subsidiaries, and, (iv) to the Knowledge of the Company, there is no active organizing activity with respect to the formation of a collective bargaining unit occurring or threatened involving employees of the Company or any of its Subsidiaries.

(b) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws governing employment and labor, including all such Laws relating to wages, hours, worker classification, immigration, collective bargaining, employment practices, terms and conditions of employment, employment discrimination, and occupational safety and health.

(c) Since the Applicable Date, the Company has reasonably investigated any allegations of sexual harassment or other discrimination or retaliation allegations that have been made against any current or former officer, director or employee of the Company or any of its Subsidiaries. Since the Applicable Date, the Company and its Subsidiaries have not entered into any settlement agreement related to any allegations of sexual harassment or other material discrimination or retaliation allegations by an officer, director or employee of the Company or any of its Subsidiaries who is at the senior manager level or higher.

(d) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied as of the date hereof.

4.11 Compliance with Laws, Licenses.

(a) The businesses of each of the Company and its Subsidiaries since the Applicable Date have not been, and are not being, conducted in violation of any applicable Law, except for such violations that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity asserting that the Company or any of its Subsidiaries is in violation of any applicable Law, except for any such violation that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, as of the date of this Agreement, threatened in writing, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of the Company, there is no material deficiency, violation or exception claimed or asserted in writing by any Governmental Entity with respect to any examination of the Company or any Subsidiary that has not been resolved.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries possess, and at all times since the Applicable Date have possessed, each permit, license, certification, approval, registration, consent, authorization, franchise, concession, variance, exemption and Order issued or granted by a Governmental Entity (each, a “License” and collectively, the “Licenses”) necessary to conduct their respective businesses. A true, correct and complete list of all such Licenses with respect to the Company and its Subsidiaries is set forth in Section 4.11(b) of the Company Disclosure Letter. All such Licenses are in full force and effect. To the Knowledge of the Company, subject to the submission and receipt of the Governmental Notices and Consents, as applicable, none of such Licenses will be terminated or impaired or become terminable as a result of the Merger. The Company and its Subsidiaries have not received any written notification from any Governmental Entity asserting that such Governmental Entity intends to revoke or suspend any such Licenses, and, to the Knowledge of the Company, no such suspension or revocation has been threatened in writing, as of the date hereof. Since the Applicable Date, the Company and its Subsidiaries have timely filed all material filings (including registrations, reports, statements, and notices) required to be filed with any applicable Governmental Entity and such filings, when made, complied in all material respects with all applicable Laws. As of the date of this Agreement, no event or condition exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any License (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Since the Applicable Date, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents or other Persons acting on behalf of the Company or any of its Subsidiaries, has, directly or indirectly: (i) used any funds of the Company or any of its Subsidiaries for any unlawful contribution, payment, benefit, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment or benefit to any official, officer or employee of any Governmental Entity (including any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity), or any Person acting in an official capacity for or on behalf of any of the foregoing, or any political party or candidate for public office; (iii) violated any provision of the FCPA, or any other applicable anti-bribery or Anti-Corruption Laws; (iv) made any Fraudulent entry on the books or records of the Company or any of its Subsidiaries; or (v) made, offered, agreed, requested or accepted any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment or benefit to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions, to pay for favorable treatment for business secured, or to pay for special concessions already obtained, in each case of clauses (i) through (v), except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(d) The Company and its Subsidiaries are, and since the Applicable Date have been, conducting their respective operations in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (otherwise known as the Bank Secrecy Act), as amended by the USA PATRIOT Act of 2001, and all other applicable money laundering Laws, regulations and orders administered or enforced by any Governmental Entity in the United States and each foreign jurisdiction where the Company or any of its Subsidiaries conducts business (collectively, the “Anti-Money Laundering Laws”). No material Proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened in writing.

(e) None of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees, agents or other Persons acting on behalf of the Company or any of its Subsidiaries, is currently (i) the subject or target of any sanctions administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the United Nations Security Council, the European Union or any other applicable Governmental Entity (collectively, “Sanctions”) or (ii) located, organized or resident in a country or territory that is the subject or target of comprehensive Sanctions (including Cuba, Iran, North Korea, and the Crimea, Donetsk and Luhansk regions of Ukraine) (each, a “Sanctioned Country”). Since the Applicable Date, the Company and its Subsidiaries have not knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction was the subject or target of Sanctions, or with any Sanctioned Country, in violation of applicable Sanctions.

(f) Notwithstanding the foregoing, this Section 4.11 shall not apply with respect to compliance with Tax Laws, which shall be covered exclusively by Section 4.15 or compliance with Environmental Laws, which shall be covered exclusively by Section 4.14.

4.12 Material Contracts. Section 4.12 of the Company Disclosure Letter sets forth a list as of the date of this Agreement of each Contract (other than any Company Plans) to which either the Company or any of its Subsidiaries is a party or bound, pursuant to which the Company or such Subsidiary has current or future obligations, other than (i) each Contract solely among the Company and its wholly-owned Subsidiaries and (ii) any purchase order, order form, statement of work or invoice entered into in the Ordinary Course of Business (but, for the avoidance of doubt, the service, supply, vendor or other underlying agreement to which any such purchase order, statement of work or invoice relates, or under which it is governed, shall be listed in Section 4.12 of the Company Disclosure Letter if it is otherwise a Contract of the type described in this Section 4.12), that:

(a) expressly provides that any of them will not compete with any other Person, or which expressly grants “most favored nation” protections to the counterparty to such Contract, in each case that is material to the Company and its Subsidiaries, taken as a whole, and after the Effective Time would be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries);

(b) expressly limits in any material respect either the type of business in which the Company or its Subsidiaries may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon Parent or any of its Subsidiaries (other than the Company and its Subsidiaries);

(c) requires the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) to deal exclusively with any Person or group of related Persons, which Contract is material to the Company and its Subsidiaries, taken as a whole (other than any licenses or other Contracts entered into in the ordinary course);

(d) is a partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture, the book value of the Company’s investment in which exceeds $1,000,000;

(e) is a Contract with a Top Customer or Top Vendor;

(f) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act, but that has not yet been so filed;

(g) contains a put, call, right of first refusal, right of first offer or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, material assets, rights, properties or any equity interests of any Person, other than as would not be material in type or amount to the Company and its Subsidiaries, taken as a whole;

(h) was entered into between the Company or any of its Subsidiaries and a Governmental Entity and is material to the business of the Company and its Subsidiaries, taken as a whole;

(i) relates to Indebtedness of the Company or any of its Subsidiaries, or relating to the mortgaging, pledging or otherwise placing of a Lien (other than a Permitted Lien) on any material asset of the Company or any of its Subsidiaries, or provides for any guarantee, support, indemnification, assumption or endorsement by the Company or any of its Subsidiaries of the obligations, liabilities or indebtedness of any other Person, in the case of each of the foregoing, in a principal amount in excess of $3,000,000;

(j) prohibits the payment of dividends or distributions in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries, the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or the incurrence of Indebtedness by the Company or any of its Subsidiaries;

(k) any of the benefits, of or obligations under which, will be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Company Requisite Vote, or the consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole

(l) is a settlement agreement containing any material continuing obligations of the Company or any of its Subsidiaries involving payments in excess of $1,000,000;

(m) is binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of the Regulation S-K under the Securities Act;

(n) relates to the acquisition or disposition of any Person, business or material assets (whether by merger, sale of stock, sale of assets or otherwise) and under which the Company or any of its Subsidiaries has or may have any material continuing obligation, including (i) any earn-out or deferred or contingent payment, or (ii) any indemnification or similar obligation that remains outstanding;

(o) pursuant to which (A) a third party grants the Company or any of its Subsidiaries a license to, or other right to use, any Intellectual Property that is material to the business of the Company and its Subsidiaries, taken as a whole (other than non-exclusive licenses of commercially available off-the-shelf Software), (B) the Company or any of its Subsidiaries grants any third party a license to, or other right to use, any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole (other than non-exclusive licenses granted to customers or end users in the Ordinary Course of Business) or (C) any Intellectual Property or Software material to the businesses of the Company and its Subsidiaries, taken as a whole, was developed jointly by the Company or any of its Subsidiaries with a third party; or

(p) other than Contracts entered into in the Ordinary Course of Business, is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (a) through (o) that has, pursuant to its express terms, resulted in or is reasonably expected to result in payments or receipts in excess of $3,000,000 in the trailing 12-month period or any future 12-month period (such Contracts required to be listed pursuant to clauses (a)-(p) of this Section 4.12, the “Material Contracts”).

A true, correct and complete copy of each Material Contract, as amended as of the date of this Agreement, including all attachments, schedules and exhibits thereto, has been made available to Parent prior to the date of this Agreement. Each of the Material Contracts, is valid and binding on the Company or its Subsidiaries, as the case may be and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any other party is in breach of or in default under any Material Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by the Company or any of its Subsidiaries, in each case, except for such breaches and defaults as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

4.13 Takeover Statutes. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws is, or at the Effective Time will be, applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement. The board of directors of the Company has taken all action necessary to ensure that the transactions contemplated by this Agreement and the Company Requisite Vote are not, and will not, be subject to any Takeover Statute or any anti-takeover provision in the Company Certificate of Incorporation or Company Bylaws.

4.14 Environmental Matters. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is, and has been since the Applicable Date, in compliance with all Environmental Laws, which compliance includes obtaining, maintaining and complying with all permits required by applicable Environmental Laws, (b) neither the Company nor any of its Subsidiaries is subject to any Proceeding pending, or to the Knowledge of the Company threatened in writing, alleging non-compliance with or liability under any Environmental Law and (c) neither the Company nor any of its Subsidiaries is subject to any outstanding obligations under any Order concerning liability or obligations relating to any Environmental Law. The representations and warranties made in this Section 4.14 are the only representations and warranties of the Company with respect to environmental matters.

4.15 Taxes.

(a) The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account all applicable extensions) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects and (ii) have paid all material Taxes due and owing by the Company and its Subsidiaries, whether or not shown on such Tax Returns (other than Taxes that are not yet delinquent or that are being contested in good faith).

(b) Neither the Company nor any of its Subsidiaries have received written notice of any deficiency, audit, examination, investigation or other Proceedings in respect of material Taxes of the Company or any of its Subsidiaries that has not been fully resolved. All assessments for material Taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or other Proceeding have been paid. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material Taxes.

(c) No written claim that has not been resolved has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries do not file income Tax Returns that the Company or its applicable Subsidiary is or may be subject to income Tax by, or required to file income Tax Returns in, such jurisdiction.

(d) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(e) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (ii) any customary Tax indemnification provisions contained in commercial Contracts entered into in the Ordinary Course of Business and not primarily related to Taxes).

(f) No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(g) No private letter rulings, technical advice memoranda or similar rulings have been entered into or issued by any Governmental Entity with respect to the Company or any of its Subsidiaries that are binding on such entity in respect of any taxable year for which the statute of limitations has not yet expired.

(h) Neither the Company nor any of its Subsidiaries (i) is or has been, during any taxable period for which the applicable statute of limitations remains open, a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the group of which they are currently members and the common parent of which is the Company), or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by Contract or otherwise (other than pursuant to an agreement or arrangement described in clause (i) or clause (ii) of Section 4.15(e)).

(i) All material Taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or its Subsidiaries have been timely withheld, collected or deposited and paid to the relevant Governmental Entity. The Company and its Subsidiaries have complied in all material respects with all Tax-related information reporting requirements.

(j) The Company and its Subsidiaries (i) have collected all material sales and use Taxes (determined both individually and in the aggregate) required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or have been furnished properly completed exemption certificates and (ii) have maintained in all material respects such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(k) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period made prior to the Closing, (ii) transfer of intangible property prior to the Closing that is subject to Section 367(d) of the Code, (iii) installment sale or open transaction disposition made prior to the Closing or (iv) prepaid amount received prior to the Closing.

(l) Neither the Company nor any of its Subsidiaries has agreed or is required to make any material adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party prior to the Closing and neither the Company nor any of its Subsidiaries has any knowledge that the IRS has proposed any such adjustment or change in material accounting method, nor has any application pending with any Governmental Entity requesting permission for any material changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(m) Since the Applicable Date, none of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(n) Neither the Company nor any of its Subsidiaries is a party to, or has participated in, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4. Neither the Company nor any of its Subsidiaries has participated in any transaction that required disclosure to any Governmental Entity as a listed transaction, reportable transaction or similar tax avoidance transaction.

(o) Neither the Company nor any of its Subsidiaries is a tax resident of any country other than the country of its organization.

(p) Neither the Company nor any of its Subsidiaries that is a “United States person” within the meaning of Section 7701(a)(30) of the Code is or has been an “expatriated entity” within the meaning of Section 7874(a)(2)(A) of the Code. No Subsidiary organized outside the United States is or has been (i) a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or (ii) treated as a domestic corporation pursuant to Section 7874(b) of the Code.

(q) Notwithstanding any other provision in this Agreement, (i) no representation or warranty is made with respect to the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute (whether federal, state, local or foreign) of the Company after the Closing Date and (ii) except as set forth in Section 4.15(k), the Company and any of its respective representatives or Affiliates make no representation or warranty with respect to Taxes of the Company or any of its Subsidiaries with respect to any period (or portion thereof) following the Closing.

(r) The representations and warranties in this Section 4.15 and Section 4.9 constitute the sole and exclusive representations and warranties of the Company and each of its Subsidiaries with respect to Taxes, and no other representation or warranty contained in any other section of this Agreement shall apply to any Tax matters, and no other representation or warranty, express or implied, is being made with respect thereto.

4.16 Intellectual Property.

(a) Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of (i) all Trademarks, Patents and Copyrights, owned by the Company or any of its Subsidiaries that is the subject of any issuance, registration, application or other filing or recordation with any Governmental Entity (collectively, the “Registered IP”), including, for each item, the applicable jurisdiction(s), the owner of record and the registration or application number and (ii) the material Internet Properties owned by the Company or any of its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all Registered IP is subsisting, and as applicable, valid and enforceable, in the jurisdiction(s) where such Registered IP is issued or registered.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner of all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, free and clear of all Liens (other than Permitted Liens) and (ii) the Intellectual Property owned by, or licensed to, the Company and its Subsidiaries constitutes all of the Intellectual Property necessary for, or used in, the operation of the businesses of the Company and its Subsidiaries as currently conducted.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect since the Applicable Date: (i) the operation of the businesses of the Company and its Subsidiaries has not infringed, misappropriated or otherwise violated any Intellectual Property of any third party and neither the Company nor any of its Subsidiaries has received any written claim or written notice from any Person, and there are no pending or, to the Knowledge of the Company, threatened, proceedings, administrative claims, litigation, suits, actions or investigations alleging, the same and (ii) to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Intellectual Property owned by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has sent any written claim or written notice to any Person threatening such, and there have been no pending proceedings, administrative claims, litigation, suits, actions or investigations alleging, the same.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Information Technology Systems are sufficient for, and perform in a manner that permits, the Company and its Subsidiaries to conduct their businesses as currently conducted, (ii) since the Applicable Date, such Information Technology Systems have not suffered from any unauthorized access or use, a security breach or other compromise, material malfunction, data loss or failure, (iii) (A) the Information Technology Systems owned by the Company or any of its Subsidiaries do not contain any Malicious Code and (B) to the Knowledge of the Company, the other Information Technology Systems used in the business of the Company and its Subsidiaries do not contain any Malicious Code, (iv) the Company and its Subsidiaries have taken commercially reasonable efforts to protect the confidentiality, integrity, availability and security of the Information Technology Systems and the data (including any Personal Information, trade secrets, and other material confidential or proprietary information of the Company and its Subsidiaries) stored therein or Processed thereby, including implementing and maintaining a written information security program with appropriate administrative, technical, physical and organizational safeguards consistent in all material respects with applicable industry standards and applicable Law and (v) the Company and its Subsidiaries have implemented and maintained commercially reasonable backup, business continuity, disaster recovery and incident response plans, and have regularly tested the foregoing.

(e) The Company and its Subsidiaries take commercially reasonable steps to maintain the confidentiality of all material trade secrets and other material confidential or proprietary information of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since the Applicable Date, there has been no unauthorized access to, use of, or disclosure by the Company or its Subsidiaries to any Person of, any such material trade secrets or other material confidential or proprietary information.

(f) All current and former employees, consultants and independent contractors of the Company or any of its Subsidiaries who have contributed, in a material manner, to the creation or development of any Intellectual Property material to the business of the Company and its Subsidiaries have executed a written agreement containing an irrevocable present assignment to the Company or such Subsidiary of all of such Person’s right, title and interest in and to such Intellectual Property.

(g) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has disclosed, delivered, licensed, released or otherwise made available, or has agreed to disclose, deliver, license, release or otherwise make available, to any escrow agent or any other Person, any source code for any Software that is owned by, or that constitutes, material Intellectual Property of the Company or any of its Subsidiaries, and (ii) neither the Company nor any of its Subsidiaries has used, incorporated, integrated, distributed or otherwise made available any Open Source Software in, with or in connection with any Software that is owned by, or that constitutes, material Intellectual Property of the Company or any of its Subsidiaries in a manner that (A) requires the contribution, licensing, disclosure or other distribution of any source code of any such Software to any Person, (B) requires the licensing or distribution of any such Software for the purpose of making derivative works, (C) imposes any limitation on the consideration the Company or any of its Subsidiaries may charge for the distribution or use of any such Software or (D) grants to any Person any right or immunity under any such Software or any Intellectual Property therein.

(h) Except as would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have complied with all applicable Laws and all of the Company’s written policies and contractual obligations with respect to the development, training, validation, testing, deployment, distribution or other use of any AI Technology, (ii) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any written notice, inquiry, complaint or other written communication from any Governmental Entity or other Person, or been subject to any Proceeding, alleging non-compliance with any applicable Law or violation of any third-party right in connection with the Company’s or any of its Subsidiaries’ development, training, validation, testing, deployment, distribution or other use of any AI Technology, (iii) the Company and its Subsidiaries have obtained all licenses, consents, permissions and other rights, and provided all notices and disclosures, in each case as required under applicable Law and applicable contractual obligations, to collect and use all AI Inputs used by or on behalf of the Company or any of its Subsidiaries in the development, training, operation or improvement of any AI Technology and (iv) neither the Company nor any of its Subsidiaries has used or otherwise exploited any Intellectual Property owned by or licensed to the Company or any of its Subsidiaries to train or otherwise develop any AI Technology in a manner that would result in the loss of, or any material limitation on, the Company’s or any of its Subsidiaries’ rights in or to such Intellectual Property.

4.17 Data Privacy. Since the Applicable Date, the Company and its Subsidiaries have complied in all material respects with all Privacy Laws and all of the Company’s and its Subsidiaries’ written policies and contractual obligations with respect to the Processing of Personal Information (collectively, the “Privacy Commitments”). The Company and its Subsidiaries have commercially reasonable safeguards in place designed to protect all Personal Information in its possession or under its control against loss, theft, misuse, or unauthorized access, use or disclosure, and applicable Privacy Commitments. The Company has implemented commercially reasonable disaster recovery and business continuity plans. There have been no actual or, to the Knowledge of the Company, suspected unauthorized Processing of, or any material breach involving, any Personal Information in the possession or control of the Company or any of its Subsidiaries since the Applicable Date. Since the Applicable Date, the Company and its Subsidiaries have not received any written notice of any claims of, been charged with, or is subject to any Proceeding alleging, the violation of any Privacy Commitments.

4.18 Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the material fire and casualty, general liability, business interruption, product liability, professional liability and errors and omissions, cyber liability, workers’ compensation and employer liability, directors’ and officers’ liability, fiduciary liability and key-person life insurance policies maintained by or on behalf of the Company or any of its Subsidiaries as of the date of this Agreement (the “Insurance Policies”), including any material reinsurance policies and self-insurance programs and arrangements. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) the Insurance Policies provide insurance in such amounts and against such risks as is sufficient to (A) comply with applicable Law, (B) satisfy any requirements to purchase insurance under any Contracts and (C) conduct the business of the Company and its Subsidiaries in the ordinary course in all material respects; (ii) all such Insurance Policies are in full force and effect; (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any Insurance Policy, and there is no existing event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under any Insurance Policy; (iv) since the Applicable Date, no written notice of cancellation or termination, or any written indication of an intention not to renew, has been received by the Company or any of its Subsidiaries with respect to any Insurance Policy, other than in connection with ordinary course renewals; and (v) all premiums due and payable on the Insurance Policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date and other than any nonpayments within any applicable grace period). To the Knowledge of the Company, (i) except in connection with ordinary renewals of existing Insurance Policies, there is no material premium increase pending with respect to any Insurance Policy, (ii) since the Applicable Date, the Company and its Subsidiaries have not failed to give notice under any applicable or potentially applicable Insurance Policies for all known incidents that occurred before the date hereof, unless such failure would not reasonably be expected to prevent or materially impair the Company’s or any of its Subsidiaries’ ability to recover under such Insurance Policies in respect of such incidents, and (iii) there is no material claim pending under any Insurance Policy as to which coverage has been denied by the underwriters of such policies (it being understood that a reservation of rights or similar notice by an insurer does not constitute a denial), in each case of clauses (i), (ii) and (iii) that, individually or in the aggregate, would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.19 Real Property. Neither the Company nor any of its Subsidiaries owns any real property. Section 4.19 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all leases, subleases, licenses and occupancy agreements of real property under which the Company or any of its Subsidiaries is a tenant, subtenant, or licensee (each, together with all amendments, guarantees, supplements and other modifications thereto, a “Company Lease” and the real property subject thereto, “Leased Real Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company or one of its Subsidiaries has a valid leasehold interest in each Leased Real Property pursuant to the applicable Company Lease, free and clear of all Liens other than Permitted Liens, (ii) each Company Lease is in full force and effect, subject to the Bankruptcy and Equity Exception, and (iii) neither the Company nor any of its Subsidiaries has received written notice that it is in default under any Company Lease and, to the Knowledge of the Company, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time, or both, would constitute such a default by the Company or any of its Subsidiaries under any Company Lease, (iv) no security deposit or portion thereof deposited with respect to such Company Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full and (v) no such Leased Real Property is occupied by any Person other than the Company or one of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of each Company Lease in the Company’s possession.

4.20 Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company has engaged J.P. Morgan Securities LLC (“J.P. Morgan”) to act as the Company’s financial advisor in connection with the Merger.

4.21 Opinion of Financial Advisor. The board of directors of the Company has received the opinion of J.P. Morgan to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Merger Consideration to be received by holders of Shares is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement. A copy of the signed written version of such opinion will be made available to Parent solely for informational purposes and on a non-reliance basis following the execution of this Agreement. It is agreed and understood that such opinion is for the benefit of the board of directors of the Company and may not be relied upon by Parent or any other Person for any purpose.

4.22 Broker-Dealer Matters.

(a) Except for the Registered Broker-Dealer, none of the Company and its Subsidiaries is required to be registered as a broker-dealer under the Exchange Act or as an introducing broker under the Commodity Exchange Act. The Registered Broker-Dealer is a broker-dealer registered with the SEC under the Exchange Act and is a member in good standing of FINRA, the MSRB and IEX. The Registered Broker-Dealer is an introducing broker registered under the Commodity Exchange Act and is a member in good standing with the National Futures Association (“NFA”). The Registered Broker-Dealer holds all Licenses (including all memberships or participant rights in any self-regulatory organization (“SRO”)) of all Governmental Entities and SROs to the extent required and which are material to the operation of its business, other than such Licenses as to which the failure to so hold would not, individually or in the aggregate, reasonably be expected to be material to the business of the Registered Broker-Dealer. The Registered Broker-Dealer has established and maintained a system to supervise the activities of its “associated persons” (as defined under the FINRA by-laws or under the NFA by-laws) that is reasonably designed to achieve compliance, in all material respects, with the applicable Laws and regulations and FINRA and NFA Rules, including with the requirements applicable to such associated persons under the rules of the SEC, CFTC, FINRA, MSRB and NFA. Except for routine examinations by any Governmental Entity charged with the supervision or regulation of broker-dealers and SROs of which the Registered Broker-Dealer is a member, no investigation or enforcement action or referral by any Governmental Entity or SRO with respect to the Registered Broker-Dealer is pending, or to the Knowledge of the Company, threatened in writing. To the Knowledge of the Company, there is no material unresolved violation by any Governmental Entity with respect to any report, registration or other statement filed by, or relating to any examinations by any such Governmental Entity of, the Registered Broker-Dealer.

(b) The Registered Broker-Dealer has, since the Applicable Date, timely filed or submitted all material filings required to be filed with or submitted to the SEC, CFTC, FINRA, MSRB, NFA, or any other Governmental Entity with jurisdiction over it, and all material amendments or supplements to any of the foregoing (the “BD Filings”). When filed, each of the BD Filings complied, in all material respects, with all applicable Law. To the Knowledge of the Company, no amendment or supplement to any of the BD Filings is required other than amendments or supplements that have been filed, except as would not reasonably be expected to be material to the Registered Broker-Dealer.

(c) Section 4.22 of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of all SROs in which the Registered Broker-Dealer holds a membership or has been granted trading privileges.

(d) Except as disclosed in any Form BD or Form U-4 filed by the Registered Broker-Dealer prior to the date of this Agreement, no Registered Broker-Dealer or “associated person” (as defined under the FINRA by-laws) of such Registered Broker-Dealer is, as of the date of this Agreement, subject to any of the events set forth in FINRA Rule 1014(a)(3)(A), (C), (D) and (G). Except as disclosed in any Form BD or Form U-4 filed by the Registered Broker-Dealer prior to the date of this Agreement, neither the Registered Broker-Dealer nor any Affiliate or “associated person” (as defined under the FINRA by-laws) of such Registered Broker-Dealer is, as of the date of this Agreement, (i) subject to any event described in Section 15(b)(6) of the Exchange Act or (ii) subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act. Except as disclosed in any Form BD or Form U-4 filed by the Registered Broker-Dealer prior to the date of this Agreement, neither the Registered Broker-Dealer nor any registered representative of such Registered Broker-Dealer is, as of the date of this Agreement, subject to disqualification under Rule 506(d) of Regulation D under the Securities Act. There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing, that is reasonably likely to result in any of the foregoing Persons, each, as applicable, being subject to any event, disqualification or a comparable event described in this Section 4.22.

(e) The Company has made available to Parent prior to the date hereof a true, correct and complete copy of the Registered Broker-Dealer’s (i) Uniform Application for Broker-Dealer Registration on Form BD filed since the Applicable Date, reflecting all amendments thereto filed with the Central Registration Depository of FINRA prior to the date of this Agreement (a “Form BD”), (ii) Initial Operation Report on Form ATS with the Electronic Data Gathering, Analysis, and Retrieval system of the SEC and any amendments thereto prior to the date of this Agreement (a “Form ATS”), (iii) Firm Application with the Online Registration System with the NFA and (iv) all material correspondence responding to results of any formal examination filed by the Registered Broker-Dealer with any SRO or other Governmental Entity since the Applicable Date; provided that such material correspondence shall not include (A) routine or ordinary course communications, filings, submissions, examinations, or license renewals, (B) general guidance, sweep letters, or communications directed to regulated persons or the industry generally, or (C) any communication relating to matters that would not reasonably be expected to be material to the Registered Broker-Dealer.

(f) The Registered Broker-Dealer is, and at all times since the Applicable Date has been, in compliance in all material respects with all applicable regulatory net capital requirements (including the requirements under Exchange Act Rules 15c3-1 and 15c3-3) and, to the Knowledge of the Company, no distribution of cash is currently required to be made by the Registered Broker-Dealer that will result in it not being in compliance with applicable regulatory net capital requirements. The Registered Broker-Dealer is in compliance in all material respects with all applicable regulatory requirements regarding the possession, control and safekeeping of customer funds, securities and other assets.

(g) The Registered Broker-Dealer has implemented written policies and procedures as required by applicable Law (including, but not limited to, FINRA Rules 3110, 3120 and 3130, Rules 300-303 of Regulation ATS and Exchange Act Rule 15c3-5), including, to the extent applicable, (i) written policies and procedures reasonably designed to avoid corruption, bribery, money laundering or unlawful political contributions, payments or gifts to government officials, (ii) written policies and procedures relating to personal securities trading policies, (iii) codes of conduct and ethics, (iv) written supervisory procedures and a supervisory control system, (v) written policies and procedures designed to protect non-public personal information about clients and other third parties, (vi) written recordkeeping policies and procedures, and (vii) written policies and procedures relating to the best execution obligations under FINRA Rule 5310. True, correct and complete copies of such policies and procedures have been delivered to Parent and, except as otherwise noted in any such reports or filings or as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Registered Broker-Dealer has been in compliance with such policies and procedures.

(h) Each employee or “associated person” (as defined under the FINRA By-laws or under the NFA by-laws) of the Registered Broker-Dealer who is required to be registered or licensed as a registered representative, principal, investment adviser representative, salesperson or equivalent with any Governmental Entity (if any) is duly registered or licensed as such and such registration or license is in full force and effect or such person is in the process of being registered as such within the time periods in all material respects as required by applicable Laws.

(i) Since the Applicable Date, the Registered Broker-Dealer has complied in all material respects with Regulation Alternative Trading Systems (“Regulation ATS”) and has written procedures reasonably designed to ensure the confidential treatment of trading information pursuant to Rule 301(b)(10) of Regulation ATS. The Registered Broker-Dealer’s alternative trading system is not subject to Rule 301(b)(6) of Regulation ATS because it does not meet the requisite volume thresholds.

4.23 MTF Matters.

(a) MarketAxess Europe Limited (the “UK MTF Operator”) and MarketAxess NL B.V. (the “EU MTF Operator” and, together with the UK MTF Operator, the “MTF Operators”) is, and at all times since the Applicable Date has been, duly authorized, in the case of the UK MTF Operator, by the United Kingdom Financial Conduct Authority (the “FCA”) to operate a multilateral trading facility under Part 4A of the Financial Services and Markets Act 2000 (“FSMA”) and the UK Markets in Financial Instruments Regulation (Regulation (EU) No 600/2014, as amended and as it forms part of UK domestic law) (“UK MiFIR”), and, in the case of the EU MTF Operator, by the Autoriteit Financiële Markten (the “AFM”) and, where applicable, De Nederlandsche Bank (the “DNB”) under the Dutch Financial Supervision Act (Wet op het financieel toezicht, the “Wft”), Directive 2014/65/EU (“MiFID II”) and Regulation (EU) No 600/2014 (“MiFIR”), to operate a multilateral trading facility (each, an “MTF”). Except for the MTF Operators, none of the Company and its Subsidiaries is required to be authorized as an operator of a multilateral trading facility, organised trading facility or regulated market, or to be registered, licensed or notified as a market operator or trading venue, under MiFID II, MiFIR, UK MiFIR, FSMA, the Wft or any other Law of the United Kingdom, the European Union or any Member State of the European Union. Except as would not reasonably be expected to be material to each MTF Operator, each MTF Operator holds all Licenses (including all memberships or participant rights in any trading venue or central counterparty) of all Governmental Entities to the extent required and which are material to the operation of the business of the Company and its Subsidiaries. Each MTF Operator has established and maintained organizational, governance and compliance arrangements, including systems to supervise the activities of its employees and other natural or legal Persons performing regulated activities or controlled functions on its behalf, reasonably designed to achieve compliance, in all material respects, with the applicable requirements of the FCA, the AFM, the DNB, the European Securities and Markets Authority (“ESMA”) and any other Governmental Entity with jurisdiction over it. Except for routine supervisory examinations, industry-wide reviews or visits by any Governmental Entity, no investigation, enforcement action, supervisory measure or referral by any Governmental Entity with respect to either MTF Operator is pending, or, to the Knowledge of the Company, threatened in writing. To the Knowledge of the Company, there is no material unresolved violation by any Governmental Entity with respect to any report, registration, return or other statement filed by, or relating to any examination or supervisory review by any such Governmental Entity of, either MTF Operator.

(b) Each MTF Operator has, since the Applicable Date, timely filed or submitted all material returns, notifications, reports, applications, transaction reports and other filings required to be filed with or submitted to the FCA, the AFM, the DNB, ESMA or any other Governmental Entity with jurisdiction over it, and all material amendments or supplements to any of the foregoing (the “MTF Filings”). To the Knowledge of the Company, when filed, each of the MTF Filings complied, in all material respects, with all applicable Law, including MiFID II, MiFIR, UK MiFIR, FSMA, the Wft and the rules, regulations, technical standards, guidelines and opinions issued thereunder. To the Knowledge of the Company, no amendment or supplement to any of the MTF Filings is required other than amendments or supplements that have been filed.

(c) The activities of each MTF Operator, and each system, platform, facility or arrangement operated by the Company or any of its Subsidiaries that brings together multiple third-party buying and selling interests in financial instruments or otherwise pre-arranges transactions in financial instruments (whether through request-for-quote, indication of interest, order management or any other functionality), are conducted in compliance, in all material respects, with the requirements of MiFID II, MiFIR, UK MiFIR, FSMA, the Wft, and any other applicable Law or guidance from a Governmental Entity including the requirement to be authorized as a multilateral trading facility, organized trading facility or regulated market where applicable. Without limiting the generality of the foregoing, (i) no system, platform, facility or arrangement operated by the Company or any of its Subsidiaries constitutes a “multilateral system” within the meaning of Article 4(1)(19) of MiFID II (or the equivalent definition under applicable UK law) that is required to be authorized as a trading venue and is not so authorized, (ii) any pre-arrangement of transactions in a multilateral way by the Company or any of its Subsidiaries is, in all material respects, formalized on an EU trading venue or on a third-country venue recognized as equivalent under MiFIR or Regulation (EU) No 648/2012 for the relevant purpose, in each case to the extent required by applicable Law, and (iii) neither the Company nor any of its Subsidiaries has received from any Governmental Entity any written notice, request for information, supervisory letter or other communication asserting, or otherwise indicating, that any such system, platform, facility or arrangement is or may be in material breach of, or inconsistent in all material respects with, the requirements set out under applicable Law or applicable regulatory guidance issued by a relevant Governmental Entity. Since the Applicable Date and to the extent permitted by applicable Law, the Company has made available to Parent true, correct and complete copies of all material correspondence between the Company or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, concerning the operation of any multilateral trading facility by the Company or any of its Subsidiaries; provided that such material correspondence shall not include (A) routine or ordinary course communications, filings, submissions, examinations, or license renewals, (B) general guidance, sweep letters, or communications directed to regulated persons or the industry generally, or (C) any communication relating to matters that would not reasonably be expected to be material to the MTF Operators, taken as a whole.

(d) Except as would not reasonably be expected to be material to the MTF Operators, taken as a whole, neither MTF Operator, nor any of its directors, senior managers, individuals holding a controlled function or senior management function or any other Person performing a key function, or certification function (in each case, as such concepts are interpreted under MiFID II, the FCA Handbook, the AFM rules or the Wft) for or on behalf of either MTF Operator, to the Knowledge of the Company, is, or since the Applicable Date has been, (i) subject to any prohibition, suspension, withdrawal or variation of authorization, condition, restriction, public censure, financial penalty or other disciplinary or enforcement measure imposed by any Governmental Entity, except as determined by or set forth in the relevant authorization, (ii) the subject of a finding by any Governmental Entity that the Person is not fit and proper, lacks good repute or otherwise does not meet any requirement of integrity, competence or financial soundness under applicable Law, or (iii) subject to any criminal conviction, civil or administrative proceeding or settlement that would be required to be disclosed in any application or notification to a Governmental Entity under applicable Law. There is no Proceeding pending or, to the Knowledge of the Company, threatened in writing, that is reasonably likely to result in any of the foregoing Persons being subject to any event, disqualification or comparable event described in this Section 4.23. Each individual who is required to be registered, approved or certified with the FCA (including under the Senior Managers and Certification Regime), the AFM or the DNB, or otherwise authorized, certified or licensed under applicable Law in connection with the activities of either MTF Operator, is duly so registered, approved, certified or authorized, and such registration, approval, certification or authorization is in full force and effect.

(e) To the Knowledge of the Company, each MTF Operator is, and at all times since the Applicable Date has been, in compliance in all material respects with all applicable own funds, regulatory capital, liquidity and prudential requirements and no distribution of cash or other assets is required to be made by either MTF Operator that will result in it not being in compliance with such requirements.

4.24 Derivative Instruments. Except for those that would not, individually or in the aggregate, reasonably be likely to have a Company Material Adverse Effect, all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries, (i) were entered into in the Ordinary Course of Business and in accordance with applicable rules, regulations and policies of any applicable Governmental Entity and with counterparties reasonably believed to be financially responsible at the time and (ii) are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Bankruptcy and Equity Exception). The Company and each of its Subsidiaries, as applicable, has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued, and, to the Knowledge of the Company, there are no material breaches, violations or defaults or bona fide allegations or assertions of such by any party thereunder. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such derivative transaction and risk management arrangement has been reflected in the books and records of the Company and its Subsidiaries in accordance with GAAP consistently applied.

4.25 Top Customers.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) the ten (10) largest liquidity takers on the platforms of the Company and its Subsidiaries (determined on the basis trading volume of U.S. high grade bonds, U.S. high yield bonds, Eurobonds and emerging markets bonds, collectively, attributable to such liquidity takers on the platforms of the Company and its Subsidiaries), and (ii) the ten (10) largest customers (determined on the basis of actual revenue received by the Company and its Subsidiaries directly from customers but excluding any such revenues from the Company’s Open TradingTM protocols), in each case of (i) and (ii), taken as a whole, during the twelve (12) months ended June 30, 2026) (each, a “Top Customer”).

(b) No single Top Customer accounted for more than (i) six percent (6%) of the U.S. high grade bonds, U.S. high yield bonds, Eurobonds and emerging markets bonds liquidity taker trading volume generated on platforms of the Company and its Subsidiaries and (ii) eight percent (8%) of the revenue referenced in clause (ii) of Section 4.25(a), in each case of (i) and (ii), taken as a whole, during the twelve (12) months ended June 30, 2026.

(c) Since the Applicable Date through the date of this Agreement, (i) there has been no (A) suspension or termination of or materially adverse change to the business relationship of the Company or any of its Subsidiaries with any Top Customer, (B) material adverse change to the terms and conditions on which any Top Customer purchases products or services from the Company or any of its Subsidiaries, or (C) to the Knowledge of the Company, no written indication of any intent by any Top Customer to initiate or effect any of the foregoing; and (ii) neither the Company nor any of its Subsidiaries has been engaged, or is currently engaged, in a material dispute with any Top Customer.

4.26 Top Vendors.

(a) Section 4.26(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the ten (10) largest vendors (inclusive of landlords) of the Company and its Subsidiaries (determined on the basis of the actual amounts paid for products and services by the Company and its Subsidiaries, taken as a whole, during the twelve (12) months ended June 30, 2026) (each, a “Top Vendor”).

(b) Since the Applicable Date through the date of this Agreement, (i) there has been no (A) suspension or termination of or materially adverse change to the business relationship of the Company or any of its Subsidiaries with any Top Vendor, (B) material adverse change to the terms and conditions on which any Top Vendor supplies products or services to the Company or any of its Subsidiaries, or (C) to the Knowledge of the Company, no written indication of any intent by any Top Vendor to initiate or effect any of the foregoing; and (ii) neither the Company nor any of its Subsidiaries has been engaged, or is currently engaged, in a material dispute with any Top Vendor.

4.27 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this ARTICLE IV or in any certificate delivered in connection with this Agreement, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither the Company nor any person on behalf of the Company is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or with respect to any other information made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE IV, the Company hereby disclaims all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to Parent or any of Parent’s Affiliates or any Representatives of Parent or any of Parent’s Affiliates, including omissions therefrom. Without limiting the foregoing, the Company makes no representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to Parent or any of its Affiliates or any Representatives of Parent of any of its Affiliates regarding the success, profitability or value of the Company; provided, however, nothing in this Section 4.27 shall limit Parent’s or Merger Sub’s remedies with respect to claims of Fraud or Willful Breach in connection with, arising out of or otherwise related to the express written representations and warranties made by the Company in ARTICLE IV and in any certificate or other instrument delivered pursuant to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in any Parent Reports filed with, or furnished to, the SEC on or after the Applicable Date, and prior to the date of this Agreement (excluding any disclosures (other than statements of historical fact) contained in any “Forward-Looking Statements” and “Risk Factors” sections of such Parent Reports and any other disclosures included or referenced in any such Parent Reports that are cautionary, predictive or forward looking in nature), Parent and Merger Sub hereby represent and warrant to the Company as follows:

5.1 Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign legal entity (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or the conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Prior to the date of this Agreement, Parent has made available to the Company true, correct and complete copies of the Constituent Documents of Parent and Merger Sub, in each case as amended to and in effect on the date of this Agreement.

5.2 Ownership of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Parent. Merger Sub was formed solely for purposes of engaging in the transactions contemplated by this Agreement and has not conducted any business prior to the date of this Agreement and does not have any assets, liabilities or obligations of any nature other than those incident to its formation, and prior to the Effective Time will not have engaged in any business and will not have any assets, liabilities or obligations other than those arising pursuant to this Agreement and the transactions contemplated hereby, including the Merger.

5.3 Corporate Authority; Approval. Each of Parent and Merger Sub has all requisite corporate power and authority and each has taken all corporate action necessary in order to execute, deliver and, subject to obtaining the approval contemplated by Section 6.16 of this Agreement in the case of Merger Sub, perform its obligations under this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The approval and adoption of this Agreement by Parent as the sole stockholder of Merger Sub that is to be delivered pursuant to Section 6.16 is the only vote or approval required in order for Parent and Merger Sub to execute and deliver this Agreement, to perform their obligations under this Agreement, or to consummate the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions of this Agreement. No approval by the stockholders of Parent is required in order for Parent to execute, deliver and perform its obligations under this Agreement or to consummate the transactions contemplated hereby on the terms and subject to the conditions of this Agreement.

5.4 Governmental Filings; No Violations.

(a) Other than (i) the filing of the Certificate of Merger pursuant to Section 1.3 and (ii) the Governmental Notices and Consents, no filings, notices and/or reports are required to be made by Parent or Merger Sub or their Subsidiaries with, nor are any Consents required to be obtained by Parent or Merger Sub or their Subsidiaries from any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and/or the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Subject to the receipt of the Governmental Notices and Consents, the execution, delivery and performance of this Agreement by Parent and Merger Sub does not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, (i) constitute or result in a breach or violation of, or a default under, the Constituent Documents of Parent or Merger Sub, (ii) constitute or result in, with or without the lapse of time or the giving of notice or both, a breach or violation of, or the loss of any benefit under, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, or, (iii) assuming (solely with respect to performance of this Agreement and consummation of the Merger and the other transactions contemplated hereby) the Governmental Notices and Consents referred to in Section 5.4(a) are made or obtained, conflict with or violate any Law or License to which Parent or any of its Subsidiaries is subject; except, in the case of clauses (ii) and (iii) of this Section 5.4(b), for any such breach, violation, default, termination, modification, payment, requirement, creation, acceleration, Lien, conflict or violation that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) None of Parent, Merger Sub, or to the Knowledge of Parent, Parent’s (i) directors or officers or (ii) to the extent Parent anticipates such persons will become “associated persons” of the Registered Broker-Dealer, its employees (such persons identified in clauses (i) and (ii) collectively, the “Parent Parties”) are or have been (a) ineligible to serve as a principal or registered representative of a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (b) subject to “statutory disqualification” within the meaning of Section 3(a)(39) of the Exchange Act, “heightened supervision” under the rules of FINRA, “bad actor disqualification” described in Rule 506(d) of the Securities Act, or any other restriction on activities or future activities as a broker-dealer or an associated person of a broker-dealer under applicable Law, (c) subject to any order that enjoins such Person from engaging in or continuing any conduct or practice in connection with any activity involving or in connection with the purchase or sale of any security, or (d) subject to any disqualification that would be a basis for censure or denial, suspension or revocation of a Registered Broker-Dealer’s membership agreement with FINRA or registration as a broker-dealer under Section 15 of the Exchange Act. There is no action with respect to any Parent Party pending or, to Parent’s Knowledge, threatened that would reasonably be expected to result in the occurrence of any of the circumstances set forth in the immediately preceding sentence.

5.5 Litigation. Since the Applicable Date, there have been no, and as of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of Parent, threatened in writing against Parent or Merger Sub that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Neither Parent, Merger Sub nor any of their respective Subsidiaries is a party to or subject to the provisions of any Order, award, stipulation or settlement of or with any Governmental Entity that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

5.6 Brokers and Finders. Parent has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that Parent has employed BofA Securities, Inc. as its financial advisor.

5.7 Financial Ability. Parent has, and will have at the Effective Time, sufficient cash, available cash equivalents, borrowing capacity and other immediately available funds to pay, and to cause to be paid, all obligations of the Parent and Merger Sub hereunder, including (i) the aggregate Merger Consideration and all other amounts payable by Parent or Merger Sub pursuant to this Agreement, (ii) all amounts owing in respect of Closing Indebtedness to be repaid in connection with Closing and (iii) to pay all fees, costs and expenses arising in connection with the consummation of the transactions contemplated hereby and there is no restriction on the use of such cash for such purposes. Parent’s and Merger Sub’s obligations under this Agreement are not subject to any financing condition. In no event shall the receipt or availability of any financing, or the consummation of any financing or other transactions, be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

5.8 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Company, the Surviving Corporation or any of their respective Subsidiaries. Assuming the satisfaction of the conditions to Parent’s obligations to consummate the Merger, and immediately after giving effect to the Merger, the other transactions contemplated by this Agreement and the payment of the aggregate Merger Consideration, the other amounts payable pursuant to this Agreement, and any repayment or refinancing of debt contemplated in this Agreement, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated by this Agreement.

5.9 No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this ARTICLE V or in any certificate delivered in connection with this Agreement, neither Parent nor Merger Sub is making and has made, and no other Person is making or has made on behalf of Parent and Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby; and neither Parent nor Merger Sub nor any person on behalf of Parent and Merger Sub is making any express or implied representation or warranty with respect to Parent and Merger Sub or with respect to any other information made available to the Company in connection with the transactions contemplated by this Agreement. Except for the representations and warranties expressly set forth in this ARTICLE V, Parent and Merger Sub hereby disclaim all liability and responsibility for all projections, forecasts, estimates, financial statements, financial information, appraisals, statements, promises, advice, data or information made, communicated or furnished (orally or in writing, including electronically) to the Company or any of the Company’s Affiliates or any Representatives of the Company or any of the Company’s Affiliates, including omissions therefrom. Without limiting the foregoing, neither Parent nor Merger Sub makes any representation or warranty of any kind whatsoever, express or implied, written or oral, at law or in equity, to the Company or any of its Affiliates or any Representatives of the Company or any of its Affiliates regarding the success, profitability or value of Parent or Merger Sub; provided, however, nothing in this Section 5.9 shall limit the Company’s remedies with respect to claims of Fraud or Willful Breach in connection with, arising out of or otherwise related to the express written representations and warranties made by Parent and Merger Sub in ARTICLE V and in any certificate or other instrument delivered pursuant to this Agreement.

5.10 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries and with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its Subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries, other than the representations and warranties of the Company contained in ARTICLE IV or in any certificate delivered in connection with this Agreement, and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, except for the representations and warranties set forth in ARTICLE IV or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto; provided, however, that nothing in this Section 5.10 shall limit the proviso to Section 4.27 regarding claims relating to Fraud or Willful Breach. The Company acknowledges and agrees that none of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent, Merger Sub or any of their respective Affiliates, other than the express written representations and warranties set forth in this ARTICLE V and in any certificate or other instrument delivered pursuant to this Agreement.

ARTICLE VI

COVENANTS

6.1 Interim Operations. Except (w) as required by applicable Law, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (y) as expressly disclosed in Section 6.1 of the Company Disclosure Letter or (z) as expressly provided for in this Agreement (including those covenants set forth in Section 6.20 of the Company Disclosure Letter), the Company covenants and agrees as to itself and its Subsidiaries that, from and after the execution of this Agreement and prior to the earlier of (1) the Effective Time or (2) the termination of this Agreement in accordance with ARTICLE VIII, (A) the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its business and the business of its Subsidiaries in the Ordinary Course of Business and, to the extent consistent therewith, use commercially reasonable efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant customers, suppliers, licensors, licensees, employees, agents, business associates and others having significant business dealings with it; provided, however, that no action that is specifically permitted by any of subclauses (a) through (v) of Section 6.1 shall be deemed a breach of either this clause (A) or any other subclause of Section 6.1 and (B) without limiting the generality of, and in furtherance of, the foregoing the Company shall not and will not permit any of its Subsidiaries to:

(a) (i) amend its Constituent Documents, (ii) split, combine, subdivide or reclassify its outstanding shares of capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock (except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary after consummation of such transaction), (iii) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock (except for any (1) dividends or distributions paid by a direct or indirect wholly-owned Subsidiary of the Company to another direct or indirect wholly-owned Subsidiary of the Company or to the Company in accordance with its Constituent Documents or (2) regular quarterly cash dividends approved by the Company’s board of directors in the Ordinary Course of Business (both in terms of the timing of dividend payments and the amounts paid) in accordance with applicable Law (including fiduciary standards) and the Constituent Documents of the Company or (iv) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than (1) pursuant to the exercise of Company Options or the forfeiture of, or withholding of Taxes with respect to, Company Options, Company PSUs or Company RSUs or (2) purchases, repurchases, redemptions or other acquisitions of securities of any Subsidiary of the Company by the Company or any other Subsidiary of the Company);

(b) merge or consolidate with any other Person, or restructure, reorganize or liquidate;

(c) except as required pursuant to the terms of a Company Plan in effect as of the date hereof and set forth in Section 4.9 of the Company Disclosure Letter or as otherwise required by applicable Law, (i) increase in any manner the base compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any employee or other service provider of the Company or any of its Subsidiaries with annual base salary, wage rate or consulting fee in excess of $250,000 per year, (ii) become a party to, establish, adopt, amend, commence participation in or terminate any Company Plan or any arrangement that would have been a Company Plan had it been entered into prior to this Agreement, (iii) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plan, (iv) take any action to accelerate the vesting or payment, or fund the payment, of compensation or benefits under any Company Plan, (v) forgive any loans or issue any loans (other than routine expense advances issued in the Ordinary Course of Business) to any employee or other service provider of the Company or any of its Subsidiaries, (vi) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $250,000, or (vii) terminate any employee or independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $250,000 annually, other than for cause;

(d) incur any third party Indebtedness for borrowed money or issue any rights to acquire any Indebtedness, except (i) in the Ordinary Course of Business, (ii) borrowings under the Company’s revolving credit facility as in effect as of the date hereof, including Closing Indebtedness, or collateralized facilities referred to in the Company Reports, in each case, not to exceed $50,000,000 in the aggregate; provided that the foregoing $50,000,000 limitation shall not apply to any borrowings reasonably necessary to fund margin calls, clearing or settlement deposits, or other short-term or extraordinary liquidity needs of the Company or any of its Subsidiaries, (iii) in replacement of existing Indebtedness which has matured or is scheduled to mature, in each case after the date of this Agreement, on then prevailing market terms or on terms substantially consistent with or more beneficial to the Company and its Subsidiaries, taken as a whole, than the Indebtedness being replaced, (iv) inter-company Indebtedness between or among the Company and any of its Subsidiaries, (v) (A) to the extent not drawn upon and payments are not triggered thereby, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (B) overdraft facilities or cash management programs, in each case issued, made or entered into in the Ordinary Course of Business or (vi) hedging in compliance with the hedging strategy of the Company as of the date of this Agreement in Ordinary Course of Business and not for speculative purposes;

(e) other than with respect to the Approved Capital Expenditures, make or commit to any capital expenditures in the Ordinary Course of Business, which exceed $5,000,000 individually, or $10,000,000 in the aggregate;

(f) other than in the Ordinary Course of Business, transfer, lease, license, sell, assign, mortgage, pledge, place a Lien (other than a Permitted Lien) upon or otherwise dispose of any properties or assets (including capital stock of any of its Subsidiaries, but not including any Intellectual Property, which is the subject of Section 6.1(s), and other than any real property, which is the subject of Section 6.1(u)) with a fair market value in excess of $5,000,000 individually or $10,000,000 in the aggregate (other than transactions solely among the Company and its wholly-owned Subsidiaries);

(g) issue, deliver, sell, grant, transfer, or encumber, or authorize the issuance, delivery, sale, grant, transfer or encumbrance of, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any Shares (including, for the avoidance of doubt, any restricted stock units or performance restricted stock units as contemplated under the Company Stock Plans), except (i) for any Shares issued pursuant to Company Options, Company PSUs and Company RSUs outstanding on the date of this Agreement or issued in compliance with the terms of this Agreement in accordance with the existing terms of such awards and the applicable Company Stock Plan, (ii) for Shares purchased under the Company ESPP, and (iii) by wholly-owned Subsidiaries to the Company or to any other wholly-owned Subsidiary of the Company;

(h) spend or commit to spend in excess of $5,000,000 individually or $10,000,000 in the aggregate to acquire any business or to acquire assets or other property, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

(i) make any material change with respect to its financial accounting policies or procedures, except as required by changes in GAAP (or any interpretation thereof) or by applicable Law;

(j) enter into any material new line of business, other than any line of business that is (i) reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement, (ii) authorized under an existing License and (iii) approved by the Company’s board of directors in the Ordinary Course of Business;

(k) other than in amounts which do not exceed $5,000,000 individually or $10,000,000 in the aggregate, make any capital contributions to, or investments in, any Person (other than capital contributions to the Company or any direct or indirect Subsidiary of the Company);

(l) make loans or advances to any Person, other than (i) loans or advances to the Company or any direct or indirect Subsidiary of the Company, (ii) routine expense advances issued in the Ordinary Course of Business to any employee or other service provider of the Company or any of its Subsidiaries or (iii) in the Ordinary Course of Business of the Registered Broker-Dealer’s, the MTFs’ and MarketAxess Capital Limited’s businesses;

(m) with respect to Material Contracts of a type required to be listed in subsections (a), (b), (c), (d), (e), (f), (g), (i), (k), (m), (n), (o) and (p) in Section 4.12 of the Company Disclosure Letter, other than in the Ordinary Course of Business, (i) amend or modify in any material respect or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract or waive, release or assign any material rights, claims or benefits under any Material Contract or (ii) enter into any Contract that would have been a Material Contract had it been entered into prior to the date of this Agreement unless it is on terms substantially consistent with, or on terms more favorable to the Company or its Subsidiaries (and to Parent and its Subsidiaries following the Closing) than, either a Contract it is replacing or a form of such Material Contract made available to Parent prior to the date hereof; provided, that the foregoing shall not prohibit or restrict the ability of the Company or its Subsidiaries to take any action described in this Section 6.1(m) in the Ordinary Course of Business with respect to Contracts or Material Contracts between the Company and/or one or more of its Subsidiaries; provided, further, that (x) this Section 6.1(m) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract to the extent that such Contract implements an act or failure to act that is not otherwise expressly prohibited by any of Sections 6.1(a) through 6.1(m) and (y) for the avoidance of doubt, this Section 6.1(m) shall not prohibit or restrict any Company Plans;

(n) settle any action, suit, case, litigation, claim, hearing, arbitration, investigation or other Proceedings before or threatened to be brought before a Governmental Entity, other than settlements if the amount of any such settlement is not in excess of $1,000,000 individually or $5,000,000 in the aggregate, in each case in excess of amounts available under the Company’s applicable insurance policy, and, if involving a non-monetary settlement, as expressly permitted by Section 6.1(o); provided, that the Company shall consult in good faith with Parent prior to settling any Proceeding set forth on Section 6.1(n) of the Company Disclosure Letter (each, a “Specified Proceeding”) in a manner otherwise permitted by this Section 6.1(n);

(o) make any non-monetary settlement of Proceedings, other than settlements that (i) would not materially impair the operations of the Company and its Subsidiaries, taken as a whole, and (ii) after the Closing Date, would not reasonably be expected to materially impair the operations of the Company and its Subsidiaries or Parent and its Subsidiaries, taken as a whole; provided, however, that prior to entering into any material non-monetary settlement, the Company shall provide Parent prior notice and an opportunity to comment on such settlement; and provided, further, that the Company shall not make any non-monetary settlement of any Specified Proceeding that would restrict or impair the operations of the Company or any of its Subsidiaries without the prior written consent of Parent (such consent not to be unreasonably withheld or delayed);

(p) make, change or rescind any material Tax election; file any material amended Tax Return; make any change to any annual Tax accounting period; enter into any closing agreement; settle or compromise any proceeding with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries; surrender any right to claim a material refund of Taxes; consent to any extension or waiver of the limitation period applicable to any Tax proceeding or assessment (other than as a result of an automatic extension with respect to the due date for filing a Tax Return); enter into any agreement or arrangement relating to the purchase of any Tax credit or other Tax attribute;

(q) other than as required by applicable Law, materially amend or modify its risk management policies;

(r) agree or consent to any agreement or material modifications of any existing agreements with any Governmental Entity that materially impairs the operations of the Company and its Subsidiaries, taken as a whole;

(s) sell, license (other than non-exclusive licenses granted to customers or end users in the Ordinary Course of Business consistent with past practice), assign, transfer, abandon, allow to lapse, fail to maintain or otherwise dispose of any material Intellectual Property owned by the Company or any of its Subsidiaries;

(t) other than as required by applicable Law, amend, modify or terminate any (A) publicly posted written privacy policy of the Company or its Subsidiaries or (B) policy of the Company or its Subsidiaries governing the Company or any of its Subsidiaries’ development, deployment or other use of AI Technology, in each case of clauses (A) and (B), in any respect that would materially increase the regulatory, litigation or compliance risk of the Company or its Subsidiaries;

(u) amend, modify, extend, renew or terminate any Company Lease that is a Material Contract, enter into any new lease for any real property that would have been a Material Contract had it been entered into prior to the date of this Agreement, or acquire (by purchase or otherwise) a fee interest in any real property; or

(v) agree, resolve or commit to do any of the foregoing.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company at any time prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

6.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. Except as expressly permitted by this Section 6.2, the Company shall not, and shall cause its and its Subsidiaries, and shall use reasonably best efforts to cause its and their respective directors, officers and employees, not to, and shall instruct its investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly: (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations with any Person regarding any Acquisition Proposal that could reasonably be expected to lead to an Acquisition Proposal; (iii) provide any non-public information concerning the Company or any of its Subsidiaries to any Person in connection with any Acquisition Proposal; or (iv) agree in writing to, or formally resolve or commit to, do any of the foregoing. The Company shall, and the Company shall cause its Subsidiaries and direct its Representatives to, immediately cease and cause to be terminated any solicitation, discussion or negotiation with, or cooperation with, or assistance or participation in, or facilitation of (including by way of providing access to non-public information), any inquiries, proposals, discussions or negotiations with any Person or group of Persons (other than Parent and Merger Sub) conducted prior to the date hereof by the Company, its Subsidiaries or any of their respective Representatives with respect to any Acquisition Proposal and shall use reasonable best efforts to cause all confidential information provided by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives to such Person or group of Persons be returned or destroyed. In furtherance of the foregoing, promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall (A) request in writing that each Person that has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal or potential Acquisition Proposal promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such Person or any of its Representatives in accordance with the terms of such confidentiality agreement and (B) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal by such Person and its Representatives. Notwithstanding the foregoing, nothing in this Agreement shall restrict the Company from (x) granting any waiver, release or amendment under (or otherwise not enforcing the terms of) any standstill, confidentiality or other similar agreement (except that the Company may only do so if the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to grant any waiver, release or amendment would be inconsistent with its fiduciary duties under applicable Law, and the Company may, with prior written notice to Parent, waive any such standstill provision or grant any such release or amendment solely to the extent necessary to permit the applicable Person (if it has not been solicited in violation of this Section 6.2) to make, on a confidential basis to the board of directors of the Company, an Acquisition Proposal, conditioned upon such Person agreeing to disclosure of such Acquisition Proposal to Parent) or (y) informing any Person of the terms of this Section 6.2.

(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 6.2(a), prior to the time, but not after, that the Company Requisite Vote is obtained, the Company may, in response to an unsolicited, written Acquisition Proposal from a third party that the Company’s board of directors determines in good faith to be bona fide, (i) provide access to non-public information regarding the Company or any of its Subsidiaries to the Person who made such Acquisition Proposal; provided, that such information has previously been made available to Parent or is provided to Parent promptly (and in any event within twenty-four (24) hours) following the time such information is provided to such Person, including copies of all written materials concerning the Company or its Subsidiaries which were not previously provided to Parent, and that, prior to furnishing any such material non-public information, the Company receives from the Person making such Acquisition Proposal an Acceptable Confidentiality Agreement and (ii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) of this Section 6.2(b), (A) the Company’s board of directors determines in good faith after consultation with outside legal counsel that (1) based on the information then available and after consultation with a financial advisor, such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal and (2) the failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law and (B) such Acquisition Proposal did not arise out of or result from a material breach of this Section 6.2.

(c) Notice. The Company shall promptly (and, in any event, within twenty-four (24) hours) notify Parent, orally and in writing, if (i) any Acquisition Proposal is received by the Company, any of its Subsidiaries or any of their respective Representatives, (ii) any inquiries, proposals or offers received by, any request for non-public information from, or any discussions or negotiations initiated or continued (or sought to be initiated or continued) with, the Company, any of its Subsidiaries or any of their respective Representatives in furtherance of or otherwise concerning an Acquisition Proposal, and in each case shall include in such notice an unredacted copy of such Acquisition Proposal or request (including, as applicable, all written proposals, written indications of interest, draft agreements or other written materials relating thereto) (or, where no such copy exists or is available, a written description thereof that includes the material terms and conditions thereof), including the identity of the Person making such Acquisition Proposal or other request. The Company shall keep Parent reasonably informed within twenty-four (24) hours of any significant development of the status of such Acquisition Proposal or other inquiry, offer, proposal or request (including the terms and conditions thereof) and any material developments, discussions and negotiations with respect to any such Acquisition Proposal or other inquiry, offer, proposal or request (including any material changes thereto), and shall promptly (and, in any event, within twenty-four (24) hours) provide to Parent copies of any additional or revised written proposals, written indications of interest and/or draft agreements relating to such Acquisition Proposal or other inquiry, offer, proposal or request, and/or other written materials that describe any of the terms and conditions of such Acquisition Proposal or other inquiry, offer, proposal or request. The Company shall not, and shall cause each of its Subsidiaries and its and their respective Representatives not to, enter into any agreement with any Person or Persons subsequent to the date of this Agreement that would restrict the Company’s ability to provide such information to Parent.

(d) No Change in Recommendation or Alternative Acquisition Agreement. Except as provided in Section 6.2(e) and Section 6.2(f), neither the Company’s board of directors nor any committee thereof shall (i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or approve, recommend or otherwise declare advisable any Acquisition Proposal, (B) fail to include the Company Recommendation in the Proxy Statement, (C) make, or publicly propose to make, any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Company’s board of directors may (x) issue a “stop, look and listen” disclosure or (y) otherwise refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the tenth (10th) Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act, in each case, without such action being considered an action described in this clause (i), so long as the Company reaffirms the Company Recommendation during the ten (10) Business Day period after the commencement of such tender offer or exchange offer) or (D) other than with respect to the period of up to ten (10) Business Days applicable to tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against an Acquisition Proposal or fail to publicly reaffirm the Company Recommendation, in either case within ten (10) Business Days after a written request by Parent to do so following the public disclosure of an Acquisition Proposal (any of the foregoing actions described in this clause (i), a “Change in Recommendation”), it being understood that (I) Parent shall be entitled to make no more than one (1) such written request with respect to any Acquisition Proposal (and one (1) additional request following any public, material modification thereof), and (II) nothing in this clause (D) shall require the Company’s board of directors to take any action that would be inconsistent with its fiduciary duties under applicable Law, (ii) cause or permit the Company or any of its Subsidiaries to execute or enter into any binding or non-binding letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement or other similar agreement related to (or that otherwise is intended by the Company or any of its Subsidiaries to, or could reasonably be expected to, lead to) any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”) or (iii) approve or recommend, or publicly propose to approve or recommend, any Alternative Acquisition Agreement.

(e) Superior Proposal Exception to Change in Recommendation Provision or Entry into an Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in Section 6.2(d), following receipt of a written Acquisition Proposal by the Company at any time after the date of this Agreement that the Company’s board of directors determines, in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal, but only if such Superior Proposal did not result from a breach by the Company of this Section 6.2 in any material respect, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall state expressly (1) that it has received a written Acquisition Proposal that constitutes a Superior Proposal, (2) the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Superior Proposal, including documents with respect to any financing of such Superior Proposal (it being understood and agreed that any amendment to the material terms or conditions of such Superior Proposal shall require a new notice and an additional two (2) Business Day period pursuant to clause (iii) of this Section 6.2(e)) and (3) that, subject to clause (ii) of this Section 6.2(e), the Company’s board of directors has determined to make a Change in Recommendation or to terminate this Agreement in accordance with Section 8.3(b) in order to enter into the Alternative Acquisition Agreement, as applicable and (B) prior to making such a Change in Recommendation or terminating this Agreement in accordance with Section 8.3(b), as applicable, has negotiated, and caused its financial and legal advisors to negotiate, in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) during such notice period, which may be on a non-exclusive basis, to consider any adjustments committed to in writing by Parent to the terms and conditions of this Agreement such that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal;

(ii) the Company’s board of directors shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms committed to in writing by Parent, such Superior Proposal continues to constitute a Superior Proposal and that the failure to make such Change in Recommendation or to so terminate this Agreement in accordance with Section 8.3(b), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and

(iii) in the event of any amendments to the material terms of the Superior Proposal, the Company shall be required to deliver a new written notice and to again comply with the requirements of this Section 6.2(e) with respect to such amended Superior Proposal (after giving effect to such changed facts and circumstances) (except that the new negotiation period shall expire on the later to occur of (x) two (2) Business Days following delivery of such new written notice from the Company to Parent and (y) the expiration of the original five (5) Business Day period.

(f) Intervening Event Exception to Change in Recommendation Provision. Notwithstanding anything to the contrary set forth in Section 6.2(d), upon the occurrence of any Intervening Event, the Company’s board of directors may, at any time prior to the time the Company Requisite Vote is obtained, make a Change in Recommendation if all of the following conditions are met:

(i) the Company shall have (A) provided to Parent five (5) Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Intervening Event and the rationale for the Change in Recommendation and (2) state expressly that, subject to clause (ii) of this Section 6.2(f) below, the Company’s board of directors has determined to make a Change in Recommendation and (B) prior to making such a Change in

Recommendation, has negotiated, and caused its financial and legal advisors to negotiate, in good faith with Parent and its Representatives (to the extent Parent wishes to negotiate) during such notice period with respect to proposed adjustments to the terms and conditions of this Agreement such that the failure of the Company’s board of directors to make a Change in Recommendation in response to the Intervening Event would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; and

(ii) the Company’s board of directors shall have determined in good faith, no earlier than the end of such negotiation period, after consultation with its financial advisor and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that in light of such Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Change in Recommendation would be inconsistent with the directors’ fiduciary duties under applicable Law.

In the event of any material change to the facts and circumstances relevant to such Intervening Event, the Company shall be required to deliver a new notice and to again comply with the requirements of this Section 6.2(f) with respect to such modified Intervening Event (after giving effect to such changed facts and circumstances) (except that the new negotiation period shall expire on the later to occur of (x) two (2) Business Days following delivery of such new notice from the Company to Parent and (y) the expiration of the original five (5) Business Day period).

(g) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall prohibit the Company or the Company’s board of directors from (i) disclosing to the Company’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the Company’s stockholders if the Company’s board of directors (or any authorized committee thereof) reasonably determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would be inconsistent with the directors’ fiduciary duties under applicable Law or would violate applicable Law; provided, that (x) nothing in this Section 6.2(g) shall be deemed to permit the Company’s board of directors to make a Change in Recommendation or take any of the actions referred to in clause (ii) of Section 6.2(d) except, in each case, to the extent permitted by Section 6.2(e) and (y) in any disclosure made pursuant to clause (i) or (ii) of this Section 6.2(g) (other than any disclosure made in connection with a Change in Recommendation permitted by Section 6.2(e)), the Company’s board of directors shall expressly publicly reaffirm the Company Recommendation. The issuance by the Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change in Recommendation.

6.3 Advice of Changes. From and after the date hereof and until the earlier to occur of the Closing Date or the termination of this Agreement pursuant to ARTICLE VIII, subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of any such notice from the Company to Parent, any condition set forth in Section 7.2 not to be satisfied, or in the case of any such notice from Parent to the Company, any condition set forth in Section 7.3 not to be satisfied, (b) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, and (c) any Proceedings commenced or, to such party’s Knowledge, threatened in writing against, relating to or involving or otherwise affecting such party (including its board of directors) or any of its Subsidiaries that relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, (i) no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties herein or the conditions to the obligations of the parties hereto and (ii) the failure to give any such notice contemplated in this Section 6.3 shall not be taken into account in determining whether the conditions set forth in Sections 7.2(b) and 7.3(b) have been satisfied.

6.4 Proxy Statement; Information Supplied.

(a) The Company shall promptly prepare and file with the SEC but in any event within forty-five (45) days after the date of this Agreement a proxy statement on Schedule 14A (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) in preliminary form relating to the Company Stockholders Meeting. The Company and Parent shall each use their reasonable best efforts to promptly provide responses to the SEC with respect to any comments received on the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the staff of the SEC (the “Staff”) advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement (the “SEC Clearance Date”).

(b) No filing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Change in Recommendation). The Company shall promptly provide Parent with copies of all such filings, amendments or supplements to the extent not readily publicly available. Parent shall (i) furnish all information reasonably necessary or advisable to be included in the Proxy Statement concerning it and its Affiliates to the Company, (ii) provide such other assistance as may be reasonably requested by the Company in connection with the preparation of information to be included therein and (iii) otherwise reasonably assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments received from the SEC. If, at any time prior to the receipt of the Company Requisite Vote, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement such that the Proxy Statement would not (A) include any misstatement of a material fact or (B) omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then (x) the party that makes such discovery shall promptly notify the other parties and (y) the Company shall prepare (with Parent’s reasonable assistance) and file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the Staff and of any request by the SEC or the Staff for amendments or supplements to the Proxy Statement or for additional information and shall promptly (and, in any event, within two (2) Business Days) supply Parent with copies of all material correspondence between it or any of its Representatives, on the one hand, and the SEC or the Staff, on the other hand, with respect to the Proxy Statement or the Merger. No response to any comments from the SEC or the Staff relating to the Proxy Statement will be made by the Company without providing Parent a reasonable opportunity to review and comment thereon. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

6.5 Company Stockholders Meeting.

(a) The Company will, as promptly as reasonably practicable after the SEC Clearance Date in accordance with applicable Law (including Nasdaq rules) and the Company Certificate of Incorporation and Company Bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene a meeting of holders of Shares to consider and vote upon the adoption of this Agreement (the “Company Stockholders Meeting”). Subject to the provisions of Section 6.2, the Company’s board of directors shall (i) include the Company Recommendation in the Proxy Statement, (ii) recommend at the Company Stockholders Meeting that the holders of Shares adopt this Agreement and (iii) use its reasonable best efforts to obtain and solicit such adoption. Notwithstanding the foregoing, if on or prior to the date on which the Company Stockholders Meeting is scheduled, the Company reasonably believes that (A) it will not receive proxies representing the Company Requisite Vote, whether or not a quorum is present or (B) it will not have enough Shares represented to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, the Company may, in its reasonable discretion and upon prior reasonable consultation with Parent, postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Stockholders Meeting. In addition, notwithstanding the first sentence of this Section 6.5(a), the Company may, after reasonable consultation with Parent, postpone or adjourn the Company Stockholders Meeting, to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that the Company has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated in a manner suitable under applicable Law and reviewed by the holders of the Shares prior to the Company Stockholders Meeting.

(b) Notwithstanding any Change in Recommendation, the Company shall nonetheless submit this Agreement to the holders of Shares for adoption at the Company Stockholders Meeting unless this Agreement is terminated in accordance with ARTICLE VIII prior to the Company Stockholders Meeting.

6.6 Filings; Other Actions; Notification and Cooperation.

(a) The Company and Parent shall, subject to Section 6.2, cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take (or cause to be taken) all actions, and do (or cause to be done) all things necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as expeditiously as possible and in no event later than the Termination Date, including (i) making as promptly as practicable (but in any event within twenty (20) Business Days after the date of this Agreement) appropriate filings pursuant to the HSR Act, (ii) making as promptly as practicable (but in any event within forty (40) Business Days after the date of this Agreement) the filings required to be made prior to the Closing in respect of the Requisite Regulatory Approvals, (iii) obtaining as expeditiously as possible all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement, (iv) satisfying the conditions to consummating the Merger, (v) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger, (vi) obtaining (and cooperating with each other in obtaining) any consent, approval of, waiver or any exemption by, any non-governmental third party, in each case, to the extent necessary, proper or advisable in connection with the Merger and (vii) executing and delivering any reasonable additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. Each Party shall bear their respective costs, expenses, and attorneys’ and outside advisors’ fees in connection with its efforts under this Section 6.6, provided, that Parent shall pay 100% of the filing fee under the HSR Act. The parties hereto shall cause the filings under the HSR Act to be considered for grant of “early termination”.

(b) Subject to Section 6.6(c), in the event that the parties receive a request for information or documentary material pursuant to the HSR Act or any other Antitrust Laws, including a request for additional information and documentary material (a “Second Request”), unless otherwise agreed to by the Company, the parties will use their reasonable best efforts to submit an appropriate response to, and to certify compliance with, such Second Request as promptly as practicable, and counsel for both parties will closely cooperate during the entirety of any such Second Request review process. From the date of this Agreement until the Effective Time, Parent shall not, directly or indirectly acquire or agree to acquire, by merger, acquisition, license, joint venture, collaboration, or consolidation with, or by purchasing the assets of or equity in, any Person (a “Specified Acquisition”), if the entering into of a definitive agreement relating to or the consummation of such a Specified Acquisition would reasonably be expected to prevent or delay past the Termination Date the satisfaction of the condition to Closing set forth in Section 7.1(b).

(c) Parent and the Company shall cooperate with respect to the Antitrust Laws and Governmental Notices and Consents and shall consult with each other with respect to the appropriate course of action with respect to obtaining the consents, approvals, permits, waiting period expirations or authorizations of any Governmental Entity required to consummate the Merger, including the Governmental Notices and Consents, prior to the Termination Date. No party hereto or its counsel shall independently participate in any substantive call or meeting relating to the Antitrust Laws or any Governmental Notices and Consents with any Governmental Entity in respect of such filings, investigation, or other inquiry without first giving the other party or its counsel prior notice of such call or meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. In furtherance of the foregoing and to the extent permitted by applicable Law, (i) each party shall notify the other, as far in advance as practicable, of any filing or material or substantive communication or inquiry it or any of its Subsidiaries intends to make with any Governmental Entity relating to the matters that are the subject of this Section 6.6, (ii) prior to submitting any such filing or making any such communication or inquiry, such party shall provide the other party and its counsel a reasonable opportunity to review, and shall consider in good faith the comments of the other party in connection with, any such filing, communication or inquiry, (iii) promptly following the submission of such filing or making such communication or inquiry, provide the other party with a copy of any such filing, excluding any filings under the HSR Act, or, if in written form, communication or inquiry, or a summary of any oral communication and (iv) consult with the other party in connection with any inquiry, hearing, investigation or litigation by, or negotiations with, any Governmental Entity relating to the Merger, including the scheduling of, and strategic planning for, any meetings with any Governmental Entity relating thereto. Notwithstanding the foregoing, materials provided pursuant to this Section 6.6 may be (x) redacted as reasonably necessary to address reasonable privilege concerns, to remove references concerning the valuation of the Company, or to comply with contractual arrangements or applicable Law, (y) reasonably designated as “Outside Counsel Only Material”, or (z) provided by a party in unredacted form directly to a requesting Governmental Entity or third party on a confidential basis. In exercising the foregoing cooperation rights, the Company and Parent each shall act reasonably and as promptly as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, Parent shall, in all cases, after consulting with the Company and using good faith efforts to consider and reflect all views and input provided by the Company with respect to such matters, (A) determine timing and strategy and be solely responsible for the final content of any substantive oral or written communications with any applicable Governmental Entity, and (B) lead all Proceedings and coordinate all activities, in each such case under clauses (A) and (B) with respect to the HSR Act or any other Antitrust Laws; provided, that without the Company’s prior written consent (not to be unreasonably withheld, conditioned or delayed), Parent may not withdraw any filing under the HSR Act (provided, however, that Parent may “withdraw and refile” its initial filing under the HSR Act one time in the manner prescribed by 16 CFR § 803.12(c) without the Company’s consent) or enter into any so-called “timing agreement” or similar agreement with any Governmental Entity responsible for enforcing Antitrust Laws if such agreement would prevent or render impossible the occurrence of the Closing prior to the Termination Date. It is understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 6.6(c).

(d) In furtherance and not in limitation of the foregoing, each party to this Agreement agrees to use its reasonable best efforts to take, and to cause its Subsidiaries and Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under the Antitrust Laws applicable to the Merger so as to enable the parties hereto to close the Merger as soon as practicable (and in any event no later than the Termination Date). Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require Parent, or any of its Subsidiaries and Affiliates, to undertake any of the following: (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, hold separate, and other disposition of the businesses, assets, properties, products, product lines, services or equity interests of the Company or Parent or their respective Subsidiaries or Affiliates, (ii) creating, terminating, or amending any existing or new relationships, ventures, contractual rights or obligations of Parent, the Company or their respective Subsidiaries or Affiliates, or (iii) otherwise taking or committing to take any conduct remedy, behavioral restriction, or action that would limit Parent’s freedom of action with respect to the operation of, or its ability to retain or hold, directly or indirectly, any businesses, assets, properties, products, product lines, services or equity interests of Parent or the Company (including any of their respective Subsidiaries or Affiliates). For purposes of this Agreement, and notwithstanding anything to the contrary in this Agreement, “reasonable best efforts” of the Company will require, in addition to its other obligations under this Section 6.6, the Company (but only to the extent requested by Parent) to commit to and effect, by consent decree, hold separate orders, trust, or otherwise, (A) the sale, license, holding separate or other disposition of assets or businesses of the Company or any of its Subsidiaries or Affiliates, (B) terminating, relinquishing, modifying or waiting existing relationships, ventures, or contractual rights, obligations or other arrangements of the Company or its Subsidiaries or Affiliates, (C) creating any relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries or Affiliates and (D) any other action, including agreeing to future behavioral remedies, requested by a Governmental Entity (each a “Remedial Action”); provided, however, that any Remedial Action may, at the discretion of the Company, be conditioned upon consummation of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall require the Company or any of its Subsidiaries, including the Registered Broker-Dealer, to take any action that could reasonably be expected to give rise to any requirement for an application to FINRA pursuant to FINRA Rule 1017(a)(5) for approval of any material change in business operations of the Registered Broker-Dealer unless such changes are required by FINRA.

(e) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.6, if any administrative or judicial Proceeding, including any such Proceeding by a private party, is instituted (or threatened to be instituted) challenging the Merger or any other transaction contemplated by this Agreement as violative of any Antitrust Law, Parent shall use its reasonable best efforts to contest and resist any such Proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Merger.

(f) Information. The Company and Parent each shall, upon request by the other, promptly furnish the other with all information concerning itself, its Subsidiaries, Affiliates, directors, officers and stockholders and such other matters as may be reasonably requested by the other party that is necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(g) Status. The Company and Parent shall keep each other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of any notice or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates from any third party or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, other than immaterial communications.

(h) FINRA Approval. The Company shall (i) cause the Registered Broker-Dealer to file with FINRA, as promptly as practicable after the date hereof (and, in any event, within the timing specified in Section 6.6(a)(ii)), a Continuing Membership Application that is deemed “substantially complete” by FINRA and (ii) use reasonable best efforts to obtain FINRA Approval of the Continuing Membership Application as soon as practicable thereafter. The parties hereto agree that the Registered Broker-Dealer shall have the responsibility to prepare and file the Continuing Membership Application and any written or oral responses that FINRA may require as part of the Continuing Membership Application approval process. However, the parties hereto further agree that in connection with each submission of the Continuing Membership Application and any responses thereto, including any exhibits attached as part of each amendment of the Continuing Membership Application, in accordance with the requirements set forth in Section 6.6(c), the Company shall, and shall cause the Registered Broker-Dealer to, (x) consult in good faith with Parent and give Parent a reasonable opportunity to comment on drafts of such submissions prior to submission and (y) advise Parent in advance of any material discussions with FINRA in connection with the Continuing Membership Application and, to the extent permitted by FINRA, provide Parent the opportunity to attend and participate in such discussions. Parent shall reasonably cooperate in responding to any requests made by the Company or the Registered Broker-Dealer that are required to respond to any requests for information made by FINRA as part of the Continuing Membership Application.

6.7 Access; Consultation.

(a) Upon reasonable advance notice (and in any event not less than forty-eight (48) hours’ notice), and except as may otherwise be required by applicable Law, (x) the Company shall, and shall cause its Subsidiaries to, afford Parent and its Representatives reasonable access, during normal business hours during the period prior to the Effective Time, to the Company’s and its Subsidiaries’ respective officers, employees, authorized representatives, properties, assets, books and records and (y) during such period, the Company shall, and shall cause its Subsidiaries to, furnish to Parent all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by Parent, in each case, solely in connection with consummating the Merger and facilitating integration planning; provided, that the Company shall not be required to (i) provide any access or information that the Company determines in its reasonable judgment relates to the negotiation and execution of this Agreement or in connection with a similar transaction negotiated with a third party, or, except as expressly provided in Section 6.2, to any Acquisition Proposal or any other transactions potentially competing with or alternative to the transactions contemplated hereby or proposals from third parties relating to any competing or alternative transactions or relating to any deliberation of the board of directors of the Company or any duly authorized committee thereof regarding any Acquisition Proposal or Change in Recommendation, (ii) permit any investigations, sampling, monitoring or testing or other surface, subsurface or invasive investigation or assessment of the sort generally referred to as a Phase II environmental investigation at any property affiliated with the Company or its Subsidiaries or any inspection or (iii) otherwise disclose any information pursuant to this Section 6.7, to the extent that (A) in the reasonable good faith judgment of the Company, any applicable Law requires the Company or its Subsidiaries to restrict or prohibit access to any such information or disclosure thereof would expose the Company to an unreasonable risk of liability for disclosure of sensitive or personal information, (B) in the reasonable good faith judgment of the Company, the information is subject to confidentiality obligations to a third party or its disclosure would violate the terms of any confidentiality agreement or other Contract that is binding on the Company or any of its Subsidiaries or (C) disclosure of any such information or document would result in the waiver or loss of attorney-client privilege, work product doctrine or any other legal privilege; provided further that with respect to the foregoing clauses (A) through (C) of this Section 6.7(a), the Company shall use its commercially reasonable efforts to (1) obtain the required consent of any such third party to provide such disclosure, (2) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Company and (3) in the case of clauses (A) and (C) of this Section 6.7(a)(iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 6.7 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the Company. All requests for information made pursuant to this Section 6.7 shall be directed to an executive officer of the Company or such Person as may be designated by any such executive officer. No investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company.

(b) The Company may, as it deems advisable and necessary, designate competitively sensitive material as “Outside Counsel Only Material” or with similar restrictions. Such material and the information contained therein shall be given only to the outside counsel of the recipient, pursuant to the terms of an agreement with respect thereto on terms that are reasonably acceptable to the Company and pursuant to which such information shall not be disclosed by such outside counsel to any directors, officers or employees of the recipient without the express prior permission of the Company or its legal counsel, and shall be subject to any additional confidentiality or joint defense agreement between the parties. All information exchanged pursuant to this Section 6.7, including all information and/or discussions resulting from any access provided pursuant to this Section 6.7 shall be subject to the Confidentiality Agreement, which shall survive any termination of this Agreement and continue in full force and effect in accordance with its terms; provided, that Parent and Merger Sub may disclose such information, solely in connection with arranging, syndicating, marketing, rating or consummating the Debt Financing, to any Debt Financing Source, prospective Debt Financing Source or other bona fide actual or prospective financial institution that is or may become party to the Debt Financing, any rating agency and, in each case, their respective directors, officers, creditor representatives and professional advisors, so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto or (ii) are otherwise subject to other customary confidentiality arrangements for acquisition financing transactions that are reasonably designed to protect the confidentiality of such information, including “click-through” confidentiality agreements and confidentiality provisions contained in customary bank books and offering memoranda.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.7 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) The parties hereto acknowledge and agree that the Personal Information disclosed or made available by the Company to Parent or Merger Sub in connection with this Agreement (the “Transaction Personal Information”) is necessary for the purposes of enabling Parent and Merger Sub to perform its obligations under this Agreement and consummate the transactions contemplated by this Agreement. Parent and Merger Sub shall, at all times, comply with Privacy Laws and not use or disclose or Process the Transaction Personal Information for any purposes other than those related to the performance of this Agreement, or the consummation of the transactions contemplated by this Agreement, or any other similar purposes or as required or permitted by Law. Parent and Merger Sub shall take reasonable and appropriate steps to protect the Transaction Personal Information by applying a standard of care at least as protective of such information as Parent’s current policies, practices, or procedures applicable to Personal Information and other sensitive data, but in any event by applying at least a reasonable standard of care. If the transactions contemplated by this Agreement do not proceed, Parent and Merger Sub shall return to the Company or, at the Company’s request, securely destroy and/or (at the Company’s request) return to the Company the Transaction Personal Information, including all copies, reproductions, summaries or extracts thereof, within a reasonable period of time.

6.8 Stock Exchange De-listing and De-registration. The Company shall reasonably cooperate with Parent and take, or cause to be taken, all actions reasonably necessary or advisable to permit the Shares to be de-listed from Nasdaq and de-registered under the Exchange Act as soon as possible following the Effective Time, but in any event no more than ten (10) days thereafter.

6.9 Publicity. The Company and Parent agree that the initial press release to be issued with respect to the Merger and this Agreement shall be in a form mutually agreed prior to the date of this Agreement. Following the initial announcement, none of the Company, Parent or Merger Sub shall issue or cause the publication of any public press release or other public announcement concerning the Merger and the other transactions contemplated by this Agreement without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange (including the New York Stock Exchange or Nasdaq), (b) any press release or public statement that in the good faith judgment of the applicable party is consistent with prior press releases issued or public statements made in compliance with this Section 6.9 or (c) with respect to any Change in Recommendation made in accordance with this Agreement or Parent’s response thereto.

6.10 Employee Benefits.

(a) Parent agrees that each employee of the Company or its Subsidiaries who continues to remain employed with the Company or its Subsidiaries following the Closing (a “Continuing Employee”) shall, during the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, (ii) short- and long-term incentive compensation opportunities that are no less favorable than the short- and long-term incentive compensation opportunities provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, and (iii) employee benefits (excluding any defined benefit pension, retiree medical, non-qualified deferred compensation or similar arrangements) that are no less favorable in the aggregate than either those provided by the Company and its Subsidiaries to such Continuing Employees as of immediately prior to the Effective Time or those provided by Parent to similarly situated employees as of the Effective Time, and (iv) severance protections and benefits that are no less favorable in the aggregate than the severance protections and benefits provided by the Company and its Subsidiaries to such Continuing Employees immediately prior to the Effective Time. Parent shall or shall cause the Surviving Corporation to honor all Company Plans in accordance with their terms as in effect immediately prior to the Effective Time; provided, however, that nothing herein shall prevent Parent or the Surviving Corporation from amending or terminating such Company Plans in accordance with their terms and applicable Law.

(b) Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation to use commercially reasonable efforts to, provide that no pre-existing conditions, exclusions or waiting periods shall apply to Continuing Employees under the benefit plans provided for those employees except to the extent such condition or exclusion was applicable to an individual Continuing Employee prior to the Effective Time. With respect to the plan year during which the Effective Time occurs, Parent shall use commercially reasonable efforts to provide each Continuing Employee with credit for deductibles and out-of-pocket requirements paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under any Parent plan in which such Continuing Employee is eligible to participate following the Closing Date.

(c) From and after the Closing Date, Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation to use commercially reasonable efforts to, provide credit to Continuing Employees for their service recognized by the Company and its Subsidiaries as of the Effective Time for purposes of eligibility, vesting, continuous service, determination of service awards, vacation, paid time off, and severance entitlements to the same extent and for the same purposes as such service was credited under the Company Plans; provided, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(d) Effective as of the first day of the 2027 plan year (the “Election Freeze Date”), the Company shall (i) freeze enrollment in the MarketAxess Holdings Inc. Nonqualified Deferred Compensation Plan (the “Company DCP”) such that no employee or other service provider who is not a participant in the Company DCP as of the Election Freeze Date shall become a participant in, or otherwise commence participation in, such plan on or after the Election Freeze Date and (ii) not permit any existing participant in the Company DCP to, on or after the Election Freeze Date, make a new election to defer compensation pursuant to the Company DCP, or modify, increase, or otherwise cause the deferral of additional amounts pursuant to an existing election to defer compensation pursuant to the Company DCP, other than any change to an existing election made in the ordinary course in accordance with the Company DCP as in effect on the date of this Agreement.

(e) The provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no other person (including any current or former employee, nor any other individual associated therewith any beneficiary or dependent thereof), is or shall be regarded for any purpose as a third party beneficiary to this Agreement, and no provision of this Section 6.10 shall create such rights in any such persons. No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any employee of the Company or any of its Subsidiaries, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any employee of the Company or to prohibit the Company or any of its Subsidiaries from having the right to terminate the employment of any individual prior to the Effective Time, (iii) to prevent the amendment, modification or termination of any Company Plan after the Closing (in each case in accordance with the terms of the applicable Company Plan) or (iv) as an amendment or modification of the terms of any Company Plan.

6.11 Expenses; Transfer Taxes.

(a) Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that (i) expenses incurred in connection with the filing fee for the Proxy Statement and printing and mailing the Proxy Statement shall be shared equally by Parent and the Company and (ii) Parent will be responsible for, and pay, one hundred percent (100%) of the fee under the HSR Act and any other fees required in respect of any other Requisite Regulatory Approval.

(b) All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by or on behalf of Parent when due and payable.

6.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any and all reasonable and documented out-of-pocket costs (including settlement costs) or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, penalties or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or based on, in whole or in part, the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another Person prior to the Effective Time, in each case, whether threatened, pending or completed and whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or Company Bylaws in effect on the date of this Agreement to indemnify such Person (and Parent and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided, that the Person to whom expenses are advanced shall provide an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification). Parent shall, and shall cause the Surviving Corporation to, ensure that the Constituent Documents of the Surviving Corporation and its Subsidiaries, shall, for a period of six (6) years from and after the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Company and its Subsidiaries than are presently set forth in the Company Certificate of Incorporation and Company Bylaws (or equivalent Constituent Documents of any Subsidiary). Any right of indemnification of an Indemnified Party pursuant to this Section 6.12 shall not be amended, repealed or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Party as provided herein.

(b) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay for “tail” insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided, however without the prior written consent of Parent, the Company may not expend for such policies an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance. If the Company for any reason fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that Parent may substitute policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party; provided, further, that (x) in no event shall the Company expend, or Parent or the Surviving Corporation be required to expend for such policies, an annual premium amount in excess of three-hundred percent (300%) of the annual premiums currently paid by the Company for such insurance, and (y) if the premium for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then and in each such case, Parent or the Surviving Corporation (or their respective successors or assigns), as applicable, shall cause such Person to assume all of the obligations set forth in this Section 6.12.

(d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives. The rights of each Indemnified Party under this Section 6.12 shall be in addition to any rights such individual may have under the Laws of the State of Delaware, any applicable indemnification agreement to which such Person is a party, the Company Certificate of Incorporation or the Company Bylaws, and Parent acknowledges and agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities now existing in favor of any Indemnified Party for actions or omissions occurring at or prior to the Effective Time shall continue in full force and effect in accordance with their terms.

(e) Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed) to such settlement, compromise or consent.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to any directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.12 is not prior to or in substitution for any such claims under such policies.

6.13 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.14 Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

6.15 Section 16(b). Prior to the Effective Time, the Company shall (and shall be permitted to) take all actions as may be reasonably necessary or advisable to cause any dispositions (or deemed dispositions) of equity securities of the Company (including any derivative securities with respect to any equity securities of the Company) by each individual who is a director or officer of the Company, and who would otherwise be subject to Rule 16b-3 under the Exchange Act, to be exempt under Exchange Act Rule 16b-3.

6.16 Approval by Sole Stockholder of Merger Sub. Immediately following the execution and delivery of this Agreement by the parties hereto, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the transactions contemplated hereby, including the Merger, in accordance with the DGCL, by written consent. Parent shall promptly deliver a copy of such executed written consent to the Company.

6.17 Stockholder Litigation. The Company shall provide Parent prompt notice (and in any event within two (2) Business Days of any litigation brought or claim made by any stockholder of the Company or purported stockholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to this Agreement or the Merger or any of the other transactions contemplated by this Agreement and shall keep Parent informed on a prompt and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate in (but not control) the defense or settlement of any stockholder litigation or claim against the Company and/or its directors or officers relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to, or claim resolved, without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.18 Closing Indebtedness. At least three (3) Business Days prior to the Closing Date, the Company shall use commercially reasonable efforts to deliver to Parent a draft copy of a customary payoff letter (the “Debt Payoff Letter”) from the holders of Indebtedness (if any) set forth on Section 6.18 of the Company Disclosure Letter (the “Closing Indebtedness”), and, on the Closing, the Company shall deliver to the Parent an executed copy of such Debt Payoff Letter. The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to take actions necessary to facilitate the termination of commitments under the Closing Indebtedness, subject to the occurrence of the Closing, the repayment in full of all Indebtedness set forth on Section 6.18 of the Company Disclosure Letter then outstanding thereunder and the release of any Liens and termination of all guarantees supporting such Indebtedness set forth on Section 6.18 of the Company Disclosure Letter substantially contemporaneously with the Closing.

6.19 Financing Cooperation.

(a) Prior to the Closing, the Company shall use commercially reasonable efforts to provide Parent, at Parent’s sole cost and expense, with such cooperation as Parent may reasonably request in connection with Parent’s debt financing for the transactions contemplated by this Agreement (the “Debt Financing”), including using its commercially reasonable efforts to, without undue burden or expense, subject to clause (b) below, (i) provide Parent reasonable assistance in connection with Parent’s preparation of customary financial statements, financial information, schedules, reconciliations, presentations and other materials required by its financing sources and (ii) participate in a reasonable number (at mutually agreed times) of requested virtual meetings, presentations, roadshows, due diligence sessions, drafting sessions or sessions with rating agencies in connection with the Debt Financing.

(b) Notwithstanding the foregoing, neither the Company nor any of its Subsidiaries, nor any of their respective Representatives, shall be required to: (i) prepare or provide any pro forma financial statements, pro forma adjustments, projections, forecasts, budgets or other forward-looking financial information; (ii) prepare any financial information in form not customarily prepared by the Company in the ordinary course or included in the Company Reports; (iii) pay any fee, incur any out-of-pocket cost or expense, or incur or assume any liability in connection with any financing prior to the Closing, unless promptly reimbursed by Parent; (iv) execute or deliver any certificate, agreement, pledge, security document, solvency certificate, legal opinion, comfort letter or other instrument that is effective prior to the Closing; or (v) take any action that would unreasonably interfere with the operation of the Company’s business, violate applicable Law or any material contract, result in a waiver of attorney-client privilege or cause any officer, director, employee or Representative of the Company to incur any personal liability.

(c) Parent shall promptly, upon written request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred in connection with such cooperation and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, costs and expenses arising out of or relating to the arrangement of any financing, any materials provided to financing sources, or any cooperation provided pursuant to this Section, except to the extent arising from the Company’s fraud, willful misconduct or intentional breach of this Agreement, or from any material misstatement or omission in written historical information furnished by the Company or its Subsidiaries for the Debt Financing materials.

(d) For the avoidance of doubt, Parent acknowledges and agrees that its obligations to consummate the Merger and the other transactions contemplated by this Agreement are not conditioned upon Parent obtaining any debt, equity or other financing, and the availability, receipt or terms of any financing shall not constitute a condition to Parent’s obligation to effect the Closing. No breach or alleged breach by the Company of this Section 6.19 shall relieve Parent of its obligations to consummate the Closing when otherwise required under this Agreement, except to the extent the Company’s willful and material breach of this Section 6.19 is the principal cause of the Debt Financing not being available at Closing.

6.20 Tax Matters. The Company shall, and shall cause each of its Subsidiaries to, comply with the covenants set forth in Section 6.20 of the Company Disclosure Letter.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Company Requisite Vote in accordance with applicable Law and the Company Certificate of Incorporation and the Company Bylaws.

(b) Governmental Consents. (i) The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been earlier terminated and (ii) the Consents from any Governmental Entity set forth on Section 7.1(b)(ii) of the Company Disclosure Letter (the “Requisite Regulatory Approvals”), shall have been filed, occurred or been obtained and shall remain in full force and effect.

(c) No Legal Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Section 4.2(a) and Section 4.2(b) (Capital Structure) shall be true and correct, subject only to de minimis inaccuracies, as of the date of this Agreement and as of the Closing Date (in each case, except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), (ii) Section 4.6 (Absence of Certain Changes) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, (iii) Section 4.1 (Organization, Good Standing and Qualification), Section 4.3 (Corporate Authority and Approval) and Section 4.20 (Brokers and Finders) that (A) are not qualified by Company Material Adverse Effect or other materiality qualifications shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing Date and (B) are qualified by Company Material Adverse Effect or other materiality qualifications will be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except in each case of (A) and (B) to the extent that such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such particular date) and (iv) the other representations and warranties of the Company set forth in ARTICLE IV shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such particular date), except where the failure of such representations and warranties of the Company to be so true and correct (read for purposes of this clause (iv) without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed and complied with in all material respects all obligations required to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Company Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(d) have been satisfied.

(d) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Closing of the following additional conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub set forth in Section 5.1 (Organization, Good Standing and Qualification) Section 5.2 (Ownership of Merger Sub) and Section 5.3 (Corporate Authority; Approval) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been so true and correct as of such particular date) and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date (except for any representations and warranties that expressly relate to a specified date, which representation and warranty shall have been true and correct in all material respects as of such particular date), except where the failures of such representations and warranties to be so true and correct (read for purposes of this clause (ii) without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualification therein), individually or in the aggregate, has not, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed and complied with in all material respects all obligations required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions contemplated by this Agreement or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such party’s material breach of any provision of this Agreement (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this Section 7.4). Without limiting the foregoing, Parent and Merger Sub may not rely on the failure of any condition in ARTICLE VII to the extent such failure arises from the unavailability of any financing, any failure by Parent or Merger Sub to timely fund amounts required to be funded at Closing, or any breach by Parent or Merger Sub of their obligations under Section 5.7 or Section 6.6.

7.5 No Financing Condition. Notwithstanding anything to the contrary in this Agreement, the receipt, availability, consummation or funding of any debt, equity or other financing by Parent, Merger Sub or any of their respective Affiliates, or any failure thereof, shall not constitute a condition to any of Parent’s or Merger Sub’s obligations under this Agreement, including the obligation to consummate the Merger and the other transactions contemplated hereby.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company by written notice to the other party if:

(a) the Merger shall not have been consummated by July 29, 2027 (such date, as it may be modified by the mutual written agreement of the Company and Parent, the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a); provided, that, if, as of the Termination Date, any of the conditions set forth in Section 7.1(b) or Section 7.1(c) shall not have been satisfied or waived (to the extent permitted), but all other conditions to Closing set forth in ARTICLE VII shall have been satisfied, or would be satisfied if Closing were to occur on such date, the Termination Date shall automatically be extended for a period of six (6) months (the “Extended Termination Date” and, if so extended, the Extended Termination Date then shall be the Termination Date), it being agreed that there shall be no more than two (2) such extensions of the Termination Date pursuant to this Section 8.2(a); provided, further, that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party if such party’s breach of or failure to perform its obligations under this Agreement primarily caused, or resulted in, the failure to consummate the transactions contemplated hereby by the Termination Date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso);

(b) the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a) shall not have occurred at the Company Stockholders Meeting, or at any adjournment or postponement thereof, at which a vote upon the adoption of this Agreement was taken; or

(c) any Law or Order enacted, issued, promulgated, enforced or entered by a Governmental Entity of a competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or any of the transactions contemplated by this Agreement shall have become final and non-appealable, whether before or after the Company Requisite Vote has been obtained; provided, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.2(c) if such enactment, issuance, promulgation, enforcement or entry of such Law or Order was primarily caused by a breach or failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time in material breach of such party’s obligations hereunder (it being understood Parent and Merger Sub shall be deemed a single party for purposes of this proviso);

provided, further, that the right to terminate this Agreement pursuant to this Section 8.2 shall not be available to any party that has breached or failed to perform in any material respect its obligations under this Agreement in any manner that shall have primarily caused the failure of the Merger to be consummated (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of this proviso).

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company by written notice to Parent if:

(a) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) if all of the conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or capable of being satisfied if the Closing were to occur on such date) have been satisfied or waived, thirty (30) days following written notice to Parent from the Company of such breach or failure and (ii) the Termination Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(b) at any time prior to the Company Requisite Vote being obtained, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.2(e), provided, that prior to or concurrently with such termination, the Company pays to Parent the Company Termination Fee required to be paid pursuant to Section 8.5(b).

8.4 Termination by Parent. This Agreement may be terminated by written notice from Parent to the Company and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) if all of the conditions set forth in Section 7.1 and Section 7.3 (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or capable of being satisfied if the Closing were to occur on such date) have been satisfied or waived, thirty (30) days following written notice to the Company from Parent of such breach or failure and (ii) the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or

(b) (A) there shall have been a Change in Recommendation; provided that (i) Parent must terminate this Agreement within five (5) days of such Change in Recommendation and (ii) Parent shall no longer be entitled to terminate this Agreement pursuant to this Section 8.4(b) once the Company Requisite Vote is obtained; or (B) the Company shall have materially breached its obligations under Section 6.2.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement (other than as set forth in this Section 8.5 and in Section 9.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its respective Affiliates); provided, that no such termination shall relieve any party hereto from any liability (i) for damages resulting from the Willful Breach of this Agreement prior to such termination by any party hereto or from Fraud (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the transactions contemplated by this Agreement, and may include damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the parties hereto and the stockholders of the Company (in each case, taking into consideration all relevant matters, including other business opportunities or combination opportunities and the time value of money)) or (ii) as provided in this Section 8.5 (including from any obligation to pay, if applicable, the Company Termination Fee pursuant to Section 8.5(b) or Section 8.5(c), or the Parent Regulatory Termination Fee pursuant to Section 8.5(d)).

(b) If this Agreement is terminated (i) by Parent pursuant to Section 8.4(b) (Change in Recommendation) or (ii) by the Company pursuant to Section 8.3(b) (Termination for Superior Proposal), then the Company shall, within two (2) Business Days after such termination in the case of clause (i) or concurrently with such termination in the case of clause (ii), pay to Parent, by wire transfer of immediately available funds, a fee equal to $148,800,000 (the “Company Termination Fee”).

(c) If (i) this Agreement is terminated (A) by Parent or the Company pursuant to (x) Section 8.2(a) (Termination Date) prior to the receipt of the Company Requisite Vote or (y) Section 8.2(b) (Stockholder Vote), or (B) by Parent pursuant to Section 8.4(a) (Company Breach) as a result of a material breach of Section 6.2 (Acquisition Proposals), (ii) prior to such termination referred to in clause (i) of this sentence, but after the date of this Agreement, a bona fide Acquisition Proposal (A) shall have been publicly made to the Company, its board of directors or any Subsidiary thereof, (B) shall have been made directly to the Company’s stockholders generally, or (C) shall have otherwise been publicly disclosed, and, in each case referred to in clauses (ii)(A) through (ii)(C), not withdrawn (a “Company Acquisition Proposal”) and (iii) within twelve (12) months after the date of a termination in either of the cases referred to in clauses (i)(A) and (i)(B) of this Section 8.5(c), (A) the Company or any of its Subsidiaries enters into an Alternative Acquisition Agreement with respect to any Company Acquisition Proposal, (B) any Company Acquisition Proposal has been consummated, or (C) the board of directors of the Company approves or recommends to the Company’s stockholders or otherwise does not oppose, any Company Acquisition Proposal, then the Company shall pay or cause to be paid the Company Termination Fee to Parent concurrently upon the consummation of such transaction; provided, that solely for purposes of this Section 8.5(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.14, except that the references to “fifteen (15%) or more” shall be deemed to be references to “fifty percent (50%) or more”.

(d) If this Agreement is terminated by the Company or Parent (i) pursuant to Section 8.2(c) (Law; Final and Non-Appealable Order) as the result of any Antitrust Law or an Order imposed by a Governmental Entity with respect to an Antitrust Law or (ii) pursuant to Section 8.2(a) (Termination Date) and, at the time of such termination, one or more of the conditions set forth in Section 7.1(b) (Governmental Consents) or Section 7.1(c) (No Legal Restraints) (as the result of any Antitrust Law or an Order imposed by a Governmental Entity with respect to an Antitrust Law) shall not have been satisfied or waived (to the extent permitted), and, in the case of each of clauses (i) or (ii) of this Section 8.5(d), at the time of such termination (A) all of the other conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but which conditions would be satisfied or capable of being satisfied if the Closing were to occur on such date) and (B) the Company is not in breach in any material respect of its obligations under this Agreement in any manner that shall have been the principal cause of the Antitrust Law or Order referred to in clause (i) of this Section 8.5(d) or the failure of the conditions referred to in clause (ii) of this Section 8.5(d), as applicable, then Parent shall promptly, but in no event later than two (2) Business Days after the date of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds, an amount equal to $327,400,000 (the “Parent Regulatory Termination Fee”).

(e) The parties acknowledge and hereby agree that each of the Company Termination Fee and the Parent Regulatory Termination Fee, as applicable, if, as and when required pursuant to this Section 8.5, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that (i) the Parent Regulatory Termination Fee, if, as and when required pursuant to this Section 8.5, shall be payable in addition to, and not in lieu of, any remedy available to the Company in the case of Fraud or Willful Breach by Parent or Merger Sub, (ii) the Company Termination Fee, if, as and when required pursuant to this Section 8.5, shall be payable in addition to, and not in lieu of, any remedy available to Parent in the case of Fraud or Willful Breach by Company, and (iii) in no event shall (A) the Company be required to pay the Company Termination Fee on more than one occasion, or (B) Parent be required to pay the Parent Regulatory Termination Fee on more than one occasion.

(f) Each party acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would have entered into this Agreement; and accordingly, if the Company or Parent fails to pay promptly any amount that may become due pursuant to Section 8.5(b), Section 8.5(c) or Section 8.5(d) (any such amount due, a “Payment”), and, in order to obtain such Payment, Parent or the Company commences a suit which results in a judgment against the Company or Parent, respectively, for the applicable Payment, or any portion thereof, the party against whom such judgment is entered shall pay to the other party its costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on the amount of the Payment at the prime rate published in the Wall Street Journal, Eastern Edition, in effect on the date such Payment was required to be paid from such date through the date of full payment thereof.

(g) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and Parent has the right to receive payment of the Company Termination Fee in accordance herewith, the payment of the Company Termination Fee and the costs and expenses of Parent pursuant to Section 8.5(d), if applicable, shall be the sole and exclusive remedy of Parent and its stockholders, directors, officers and Affiliates (the “Parent Related Parties”) against the Company, its Subsidiaries and Affiliates and any of their respective former, current or future, direct or indirect, general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement (except that the Company shall remain obligated to pay to Parent any amount due and payable pursuant to Section 8.5(d)) whether in equity or at law, in contract, in tort or otherwise; provided, however, that any such payment shall not relieve the Company of any liability or damages incurred or suffered by Parent or Merger Sub to the extent such liability or damages were the result of or arising out of any Fraud or Willful Breach of this Agreement, in which case Parent or Merger Sub shall be entitled to all rights and remedies available in equity or at law, in contract, in tort or otherwise. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 8.5 shall limit or otherwise impair the rights or remedies of the Parent Related Parties against the Company under this Agreement in respect of Fraud, Willful Breach, specific performance or any payment obligation of the Company that is expressly required to be performed following termination of this Agreement.

(h) Notwithstanding anything to the contrary in this Agreement, but subject to the proviso in Section 8.5(a) and Section 9.13, in any circumstance in which this Agreement is terminated and the Company has the right to receive payment of the Parent Regulatory Termination Fee in accordance herewith, the payment of the Parent Regulatory Termination Fee and, if applicable, the costs and expenses of the Company pursuant to Section 9.13 shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties and the Debt Financing Sources for any loss or damage suffered as a result of the failure of the Merger and the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and upon payment of such amounts, none of the Parent Related Parties or the Debt Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement (except that Parent shall remain obligated to pay to the Company any amount due and payable pursuant to Section 8.5(d)), whether in equity or at law, in contract, in tort or otherwise, other than, solely with respect to Parent or Merger Sub and not any Debt Financing Source, in respect of Fraud or Willful Breach. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 8.5 shall limit or otherwise impair the rights or remedies of the Company Related Parties against Parent or Merger Sub under this Agreement in respect of Fraud, Willful Breach, specific performance or any payment obligation of Parent or Merger Sub that is expressly required to be performed following termination of this Agreement.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. This ARTICLE IX and the agreements of the Company, Parent and Merger Sub contained in ARTICLE III, Section 6.11(b) (Expenses; Transfer Taxes) and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This ARTICLE IX (other than Section 9.2 (Modification or Amendment), Section 9.3 (Waiver) and Section 9.12 (Assignment)) and the agreements of the Company, Parent and Merger Sub contained in Section 6.7(b) (Access, Consultation), Section 6.11 (Expenses; Transfer Taxes), Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement (as defined in Section 9.7) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, this Agreement (including any Schedule hereto) may be amended, modified or supplemented in writing by the parties hereto, by action of the boards of directors of the respective parties.

9.3 Waiver.

(a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), each such counterpart being deemed to be an original instrument, and all such counterparts, taken together, shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

9.5 Governing Law and Venue; Waiver of Jury Trial. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OR CHOICE OF LAW PRINCIPLES THEREOF.

(b) Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, in the event any dispute arises out of or is related to this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action, suit, arbitration or proceeding by or before any Governmental Entity (each, an “Action”) relating to this Agreement or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom, (iv) waives any objection that it may now or hereafter have to the venue of any such Action in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any state or federal court located in the State of Delaware and any appellate court therefrom or that such Action was brought in an inconvenient court and agrees not to plead or claim the same and (v) consents to service being made through the notice procedures set forth in Section 9.6. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.6 shall be effective service of process for any Action in connection with this Agreement or the transactions contemplated hereby.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) when delivered, if delivered personally to the intended recipient, (b) when sent by email (without any “bounceback” or other notice of nondelivery) and (c) one (1) Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub:

Intercontinental Exchange, Inc.

5660 New Northside Drive

Atlanta, Georgia 30328

Attention:  Legal

Email:   [***]

with copies to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:  Mitchell S. Eitel; Ana M. González Pérez

Email:   [***]: [***]

if to the Company:

MarketAxess Holdings Inc.

55 Hudson Yards, 15th Floor

New York, New York

Attention:  Scott Pintoff

Email:   [***]

with copies to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

Attention:  Michael J. Aiello; Matthew J. Gilroy

Email:   [***]; [***]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto, the Company Disclosure Letter) and the Mutual Confidentiality Agreement, dated February 5, 2026, between the Company and Intercontinental Exchange Holdings, Inc. (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Confidentiality Agreement”) and the Certificate of Merger and any other certificate or instrument to be delivered hereunder, collectively constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not and shall not be deemed to, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing, (c) the right of the holders of awards under the Company Stock Plans to receive such consideration as provided for in Section 3.5 after the Closing, (d) Section 8.5(g) (Liability of Company Related Parties and Parent Related Parties), which, to the extent applicable to the Company Related Parties or Parent Related Parties, are intended to benefit and be enforceable by the Company Related Parties or Parent Related Parties (as applicable), and (e) following the valid termination of this Agreement pursuant to ARTICLE VIII, subject to Section 8.5(a) and the last sentence of this Section 9.8, the right of the Company, as sole and exclusive agent for and on behalf of the stockholders of the Company (which stockholders shall not be entitled to pursue such damages on their own behalf) (who are third party beneficiaries hereunder solely to the extent necessary for this clause (e) of this Section 9.8 to be enforceable), to pursue any damages (including damages based on loss of the economic benefit of the transactions contemplated by this Agreement to the stockholders of the Company). Notwithstanding anything herein to the contrary, the rights granted pursuant to clause (e) of this Section 9.8 and the provisions of Section 8.5(a) with respect to the recovery of damages based on the losses suffered by the stockholders of the Company (including the loss of the economic benefit of the transactions contemplated by this Agreement to the stockholders of the Company) shall only be enforceable on behalf of the stockholders of the Company by the Company in its sole and absolute discretion, as the sole and exclusive agent for the stockholders of the Company; provided, that, in such capacity as sole and exclusive agent for the stockholders of the Company, the Company shall (i) be entitled to reimbursement (from the stockholders of the Company) from any such recovery of damages of its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees determined by reference to standard hourly rates) that have been incurred by the Company in connection with acting as sole and exclusive agent for the stockholders of the Company pursuant to clause (e) of this Section 9.8 and (ii) not be liable to the stockholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the stockholders of the Company.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of Parent and the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and in the event any court of competent jurisdiction or arbitral panel finds any provision hereof to be invalid or unenforceable, such invalidity or enforceability shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is found to be invalid or unenforceable, (a) a suitable and equitable provision negotiated in good faith by the parties hereto shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a) above, be affected by such invalidity or unenforceability, except as a result of such substitution, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

9.11 Interpretation.

(a) The table of contents and the Article, Section and paragraph headings or captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. All references to any Governmental Entity or regulatory body, agency or SRO shall be deemed to include any predecessor or successor thereto.

(b) Any Contract or information referred to herein shall be deemed to have been “delivered”, “provided”, “furnished” or “made available” (or any phrase of similar import) to Parent by the Company if such Contract or information was posted to the data room maintained by the Company in connection with the transaction or otherwise provided directly (including through email) to Parent or any of its Representatives at least one (1) Business Day prior to the execution and delivery of this Agreement. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of any such period is a day other than a Business Day, the period in question shall end and any such step shall be taken by or on the next succeeding Business Day.

(c) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.12 Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other parties hereto, and any assignment without such consent shall be null and void.

9.13 Specific Performance.

(a) The parties hereto acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the obligations, undertakings, covenants or agreements of the parties to this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement by the other, and to enforce specifically the terms and provisions of this Agreement (including Section 6.6, and including to cause Parent and Merger Sub to consummate the Merger and the Closing and to make the payments contemplated by this Agreement, including ARTICLE I and ARTICLE III) by a decree of specific performance, in accordance with Section 9.5 of this Agreement, without the necessity of proving actual harm or damages or posting a bond or other security therefor, this being in addition to any other remedy to which such party is entitled at law or in equity, and each party agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance or other equitable remedy is not an appropriate remedy for any reason at law or in equity. Each party further agrees that it shall not take any position in any legal proceeding concerning this Agreement that is contrary to the terms of this Section 9.13.

(b) Notwithstanding anything to the contrary in this Agreement, the Company’s right to specific performance to cause Parent and Merger Sub to consummate the Merger, effect the Closing and make the payments contemplated by this Agreement shall not be conditioned upon the availability, receipt or funding of any debt, equity or other financing or other funds by Parent, Merger Sub or any of their respective Affiliates. Parent and Merger Sub acknowledge and agree that they shall not assert, and shall cause their Affiliates not to assert, the unavailability, non-receipt, failure or insufficiency of any financing or other funds as a defense to any claim by the Company for specific performance or other equitable relief pursuant to this Section 9.13.

(c) For the avoidance of doubt, in no event shall the exercise of the Company’s or any of its Subsidiaries’ right to seek specific performance pursuant to this Section 9.13 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement pursuant to ARTICLE VIII and/or pursue all applicable remedies at law, including seeking payment of the Parent Regulatory Termination Fee or damages for Fraud or Willful Breach to the extent expressly preserved by Section 8.5(a). Notwithstanding the foregoing, the Company shall not be entitled to both (i) the Parent Regulatory Termination Fee and (ii) consummation of the Closing and payment of the Merger Consideration.

9.14 Definitions. For purposes of this Agreement, the following terms, when used herein, shall have the respective meanings set forth below:

“Acceptable Confidentiality Agreement” means an agreement with the Company that is either (i) in effect as of the execution and delivery of this Agreement; or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case containing provisions that require any counterparty thereto (and any of its Affiliates and representatives) that receives material non-public information of or with respect to the Company and its Subsidiaries to keep such information confidential; provided, that in each case, the provisions contained therein are no less restrictive in any material respect to such counterparty (and any of its Affiliates and representatives named therein) than the terms of the Confidentiality Agreement, it being understood that such agreement need not contain any “standstill” or similar provisions, or otherwise prohibit the making of, or amendment or modification to, any Acquisition Proposal.

“Acquisition Proposal” means (i) any proposal, offer, inquiry or indication of interest from any Person or group (as defined in or under Section 13 of the Exchange Act) relating to a merger, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination, joint venture, partnership, dissolution, liquidation, spin-off, extraordinary dividend or similar transaction involving the Company or any of its Subsidiaries which is structured to permit such Person or group to, directly or indirectly, acquire beneficial ownership of fifteen percent (15%) or more of the outstanding Shares, or thirty percent (30%) or more of the consolidated net revenues, net income or total assets of the Company and (ii) any acquisition by any Person or group (as defined in or under Section 13 of the Exchange Act) resulting in, or proposal, offer, inquiry or indication of interest, which if consummated would result in, any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, fifteen percent (15%) or more of the outstanding Shares, or fifteen percent (15%) or more of the consolidated net revenues, net income or total assets of the Company, in each case, other than the transactions contemplated by this Agreement.

“Affiliate” means, when used with respect to any party, any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“AI Inputs” means any and all data, content or other materials of any nature (including text, numbers, images, photos, graphics, video, audio or computer code) used to train, validate, test, fine-tune, improve, evaluate or deploy any AI Technology.

“AI Technology” means any and all machine learning, deep learning and other artificial intelligence technologies, including statistical learning algorithms, models (including large language models and other foundation models), neural networks and other artificial intelligence tools or methodologies, all Software implementations of any of the foregoing, and related hardware or equipment.

“Anti-Corruption Laws” means the FCPA and all other applicable anti-bribery or anti-corruption Laws of any jurisdiction in which the Company or any of its Subsidiaries conducts or, since the Applicable Date has conducted, business.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or competition, including the Foreign Investment and Competition Laws.

“Approved Capital Expenditures” means, (i) for fiscal year 2026, the capital expenditures budget adopted by the Company for fiscal year 2026, as set forth on Section 6.1(c) of the Company Disclosure Letter, (ii) for fiscal year 2027, 110% of the capital expenditures made in fiscal year 2026, and (iii) for fiscal year 2028, 110% of the capital expenditures made in fiscal year 2027, as applicable.

“Award Holder” means each holder of Parent Options or Parent RSUs.

“Business Day” means any day of the year other than Saturday, Sunday, or other day on which banks are required or authorized by Law to close in New York City.

“Cause” has the meaning specified in the Company Stock Plan as of immediately prior to the Effective Time.

“Commodity Exchange Act” means the Commodity Exchange Act of 1936, as amended.

“Company Material Adverse Effect” means any change, event, development, circumstance or effect that individually or taken together with any other change, event, development, circumstance or effect has, or would reasonably be expected to (A) have a material adverse effect on the business, assets, financial condition, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (B) prevent, materially delay or materially impair the Company’s ability to timely consummate the transactions contemplated by this Agreement, including the Merger; provided, that with respect to the foregoing clause (A), none of the following shall be deemed, either alone or in combination, to constitute, and there shall not be taken into account in determining whether there has been a Company Material Adverse Effect any adverse effect to the extent arising from or attributable or relating to: (i) changes in, or events generally affecting, the U.S. or global financial, securities or capital markets, (ii) general economic or political conditions in the United States or any foreign jurisdiction in which the Company or any of its Subsidiaries operate, including any changes in currency exchange rates, interest rates, monetary policy, inflation or commodity prices, (iii) changes in, or events generally affecting, the industries in which the Company or any of its Subsidiaries operate, (iv) any natural or man-made disaster or acts of God, including earthquakes, floods, hurricanes, tornados, fires, volcanic eruption, epidemics, pandemics or disease outbreak (including any escalation or worsening thereof and any related quarantine, “shelter-in-place,” “stay-at-home,” social distancing, shutdown, closure or other restrictions or measures, or the recommendation, withdrawal or modification thereof, by any Governmental Entity) following the date of this Agreement or any acts of terrorism, sabotage, cyber-attack, data breach, hacking, riots, demonstrations, public disorders, military action or war or any escalation or worsening thereof, (v) any failure by the Company or any of its Subsidiaries to meet any internal or published budgets, projections, estimates, forecasts or predictions in respect of financial or operating performance for any period, (vi) a decline in the price of the Shares, a change in the Company’s credit rating, or a change in the trading volume of the Shares, on the Nasdaq, provided, that the exceptions in clauses (v) and (vi) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure or decline or change (if not otherwise falling within any of the exclusions pursuant to the other clauses of this definition) has resulted in, or contributed to, a Company Material Adverse Effect, (vii) changes in Law, (viii)

changes in U.S. generally accepted accounting principles (“GAAP”) (or authoritative interpretation thereof), (ix) the taking of any specific action expressly required by this Agreement or taken with Parent’s written consent or at Parent’s written request or the failure to take any specific action expressly prohibited by this Agreement, (x) the announcement or pendency of this Agreement and the Merger, including the impact thereof on the relationships with customers, suppliers, distributors, or employees, (xi) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby or any demand or proceeding for appraisal or the fair value of Shares in connection with the transactions contemplated hereby, (xii) any matters disclosed in the Company Disclosure Letter, or (xiii) Parent or Merger Sub’s breach of this Agreement; provided, however, that the changes, effects, circumstances or developments set forth in the foregoing clauses (i), (ii), (iii), (iv), (vii), and (viii) shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such changes, effects, circumstances or developments have a material and disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate, but, in such event, only the incremental disproportionate impact of such changes, effects, circumstances or developments shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred.

“Company Plan” means any benefit and compensation plan, policy, program, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne by the Company or any of its Subsidiaries, and any incentive and bonus, deferred compensation, employment, consulting, retirement, supplemental retirement, severance, termination or change in control, equity-based, profit sharing, insurance, medical, welfare, vacation, fringe or other benefits or remuneration of any kind, excluding any statutory plans and multiemployer plans (within the meaning of Section 3(37) of ERISA).

“Constituent Documents” means the certificate of incorporation, bylaws or similar organizational documents of a corporation and comparable organizational documents of other entities.

“Continuing Membership Application” means an application with FINRA filed by the Registered Broker-Dealer pursuant to FINRA Rule 1017 seeking approval of the transactions contemplated hereby.

“Debt Financing Sources” means the Persons that provide or commit to provide, agent, issue, lend, arrange, underwrite or place all or any part of the Debt Financing, from time to time, together with their respective Affiliates, and the respective past, present and future officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns, in each case solely in their respective capacities as such; provided, that “Debt Financing Sources” shall not include Parent or Merger Sub.

“Disability” has the meaning specified in the Company Stock Plan as of immediately prior to the Effective Time.

“DTC” means The Depository Trust Company.

“Environmental Law” means any Law relating to the protection of the environment or natural resources including (a) the protection, investigation, remediation or restoration of the environment, health or safety (as health or safety relates to the handling of hazardous substances) or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, disposal, release or threatened release of any hazardous substance; or (c) any pollution, contamination or any injury or threat of injury to Persons or property relating to any hazardous substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plans” means Company Plans that are “employee benefit plans” within the meaning of Section 3(3) of ERISA.

“Exchange Ratio” means the quotient (rounded to four decimal places) obtained by dividing (a) the Merger Consideration by (b) the volume-weighted average trading price per share of Parent Common Stock on the New York Stock Exchange, as reported by Bloomberg L.P. (or, if not reported thereby, by another authoritative source mutually agreed upon by Parent and the Company), for the ten (10) consecutive trading days ending on (and including) the trading day immediately preceding the Closing Date; provided, that the Exchange Ratio shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock occurring on or after the date of this Agreement and prior to the Effective Time.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“FINRA Approval” means FINRA’s approval of the Continuing Membership Application in relation to the change of control resulting from the Merger, or any other notice, filing, approval or non-objection of FINRA required under FINRA Rule 1017.

“Fraud” means, with respect to any party, actual and intentional common law fraud as defined by and construed under the Laws of the State of Delaware (and, for the avoidance of doubt, requiring (a) actual and conscious knowledge that a representation or warranty was false when made, (b) an intent to induce the other party to rely thereon, and (c) actual and reasonable reliance thereon by the other party that causes such party to suffer damages) in the making of the representations and warranties set forth in ARTICLE IV or ARTICLE V of this Agreement, as qualified by the Company Disclosure Letter, as applicable, and, for the avoidance of doubt, does not include claims based on constructive or imputed knowledge, negligent misrepresentation or recklessness.

“Good Reason” means: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or one of its Affiliates and the Award Holder (or where there is such an agreement but it does not define “good reason” (or words of like import)), (i) a reduction of 10% or more in the Award Holder’s base compensation, or (ii) there is a transfer of the Award Holder’s primary work site to a new primary work site that is more than 20 miles (measured along a straight line) from the Award Holder’s primary work site unless such new primary work site is closer (measured along a straight line) to the Award Holder’s primary residence than the Award Holder’s then current primary work site, provided that the Award Holder must deliver to the Company a written notice of termination within 60 days after the Award Holder has knowledge that the event constituting Good Reason has occurred, give the Company 30 days to cure the event constituting Good Reason, and, if the Company fails to cure such event, actually terminate his or her employment or other service within 60 days after the Company’s failure to cure such event; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or one of its Affiliates and the Award Holder that defines “good reason” (or words of like import), “good reason” as defined under such agreement.

“IEX” means the Investors Exchange, a national securities exchange registered with the SEC under the Exchange Act.

“Indebtedness” means, with respect to any Person, without duplication, all obligations or undertakings by such Person (i) for borrowed money (including (x) deposits or advances of any kind to such Person, (y) under the Closing Indebtedness); (ii) evidenced by bonds, debentures, notes or similar instruments; (iii) for capitalized leases or to pay the deferred and unpaid purchase price of property or equipment; (iv) pursuant to securitization or factoring programs or arrangements; (v) pursuant to guarantees and arrangements having the economic effect of a guarantee of any Indebtedness of any other Person (other than between or among any of Parent and its wholly-owned Subsidiaries or between or among the Company and its wholly-owned Subsidiaries); (vi) under swaps, options, derivatives and other hedging agreements, transactions or arrangements (assuming they were terminated on the date of determination and using a mid-market valuation, with any negative valuations increasing Indebtedness and any positive valuations decreasing Indebtedness); or (vii) letters of credit, bank guarantees, and other similar Contracts or arrangements entered into by or on behalf of such Person to the extent they have been drawn upon; provided, however, that in no event shall “Indebtedness” be deemed to include any extensions of credit or guarantees provided in connection with any broker and/or dealer activities of the Registered Broker-Dealer in the Ordinary Course of Business, including (A) the provision of clearance and settlement services and (B) order handling and trading activities, whether acting as agent or principal.

“Information Technology Systems” means all information technology and computer systems, including Software, computers, servers, workstations, hardware, firmware, middleware, routers, hubs, switches, data communications lines, networks and all associated documentation, in each case owned, leased, licensed or otherwise used or held for use (including through cloud-based or other third-party service providers) by the Company or any of its Subsidiaries to transmit, store, maintain, process or operate data, information or functions used in connection with or in the operation of the business of the Company and its Subsidiaries.

“Intellectual Property” means any and all intellectual property and intellectual property rights in any jurisdiction throughout the world, whether registered or unregistered, including such rights in or to: (i) patents (including all reissues, divisions, continuations, continuations-in-part, extensions, reexaminations and renewals thereof) and patent applications (collectively, “Patents”), (ii) trademarks, service marks, trade names, brand names, trade dress, business names, logos and other indicia of origin (in each case, whether registered or unregistered), and all common law rights thereto and related goodwill (collectively, “Trademarks”), (iii) domain names and social media accounts (collectively, “Internet Properties”), (iv) copyrights and works of authorship (whether or not copyrightable and whether registered or unregistered), including rights in Software, databases and other compilations of information, and all associated common law rights and moral rights thereto (collectively, “Copyrights”) (v) trade secrets, know-how, inventions (whether or not patentable), discoveries, methods, processes, formulae, algorithms, data, technology and other confidential or proprietary information, (vi) rights in data and databases, and (vii) all registrations, applications for registration, continuations, renewals, extensions and reversions of any of the foregoing.

“Intervening Event” means a material event, fact, circumstance, development or effect with respect to the Company and its Subsidiaries or the business of the Company and its Subsidiaries, in each case, taken as a whole, that was not known to, or reasonably foreseeable by, the board of directors of the Company prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences or magnitude of which were not known or reasonably foreseeable), which effect, or any material consequence thereof, becomes known to, or reasonably foreseeable by, the board of directors of the Company prior to the receipt of the Company Requisite Vote; provided, that: (1) any change in GAAP or in any applicable Law, in each case, that does not have a material and disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries and jurisdictions in which the Company and its Subsidiaries operate (it being understood that only the incremental disproportionate impact of any such change may be taken into account in determining whether an Intervening Event has occurred); or (2) any event (A) that is the result of factors generally affecting the industries in which the Company and its Subsidiaries operate, in the geographic markets in which they operate, in each case, that does not have a material and disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other participants in such industries (it being understood that only the incremental disproportionate impact of any such event may be taken into account in determining whether an Intervening Event has occurred) (B) that involves or relates to an Acquisition Proposal or a Superior Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Acquisition Proposal” and “Superior Proposal”) or any inquiry or communications or matters relating thereto, (C) that results from the announcement or pendency of this Agreement and the transactions contemplated by this Agreement or any actions required to be taken or to be refrained from being taken pursuant to this Agreement (including the timing of any consent, registration, approval, permit or authorization to be obtained from any Governmental Entity or any other actions by or in respect of any Governmental Entity with respect to the transactions contemplated by this Agreement), (D) that results from a breach of this Agreement by the Company, (E) related to the fact that the Company meets or exceeds any internal or analysts’ expectations or projections or (F) resulting from any event after the execution and delivery of this Agreement in the market price or trading volume of the Shares, individually or in the aggregate, shall not be deemed to constitute an Intervening Event; provided, further, that any event (not otherwise excluded under this definition) underlying the facts contemplated by the foregoing clauses (E) and (F) of this definition may be taken into account in determining whether an Intervening Event has occurred.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Parent” means the actual knowledge of Andrew Surdykowski; provided, that the foregoing shall not constitute a waiver of, or otherwise limit, any attorney-client privilege, attorney work product protection or any other similar legal privilege available, to the extent otherwise applicable under Law.

“Knowledge of the Company” means the actual knowledge of the individuals identified on Section 9.14(a) of the Company Disclosure Letter.

“Law” means any federal, state, local, foreign or transnational law, statute or ordinance, common law, rule, regulation, constitution, treaty, convention, code, requirement, or Order enacted, adopted or applied by a Governmental Entity, or any Order.

“Malicious Code” means any “time bomb”, “Trojan horse”, “back door”, “trap door”, “worm”, virus, spyware, ransomware or other software routine, code or component intended or designed to (i) disrupt, disable, harm or otherwise impair the operation of, or provide unauthorized access to, any Information Technology System, Software, hardware, network, computer system or data, or (ii) damage, destroy or alter any data or file without the user’s consent.

“MSRB” means the Municipal Securities Rulemaking Board, an SRO established under the Exchange Act.

“Nasdaq” means The Nasdaq Global Select Market.

“Open Source Software” means any Software that is licensed pursuant to (i) any license meeting the Open Source Initiative’s “Open Source Definition” or the Free Software Foundation’s “Free Software Definition”, or (ii) any other license that requires, as a condition of use, modification or distribution, that the Software (or other Software incorporated into, derived from, distributed with or linked to such Software) be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge or with limits on the consideration that may be charged, including any license that is or has been approved by the Open Source Initiative, the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Berkeley Software Distribution License, the MIT License and the Apache License.

“Order” means any order, judgment, injunction, ruling, writ, award, decree (including any consent decree or similar agreed order or judgement), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means the ordinary and usual course of operations of the Company and its Subsidiaries consistent with past practice and includes, for clarity, any broker and/or dealer activities of the Registered Broker-Dealer, the MTFs and MarketAxess Capital Limited, including (i) the provision of clearance and settlement services, (ii) order handling and trading activities, whether acting as agent or principal, and (iii) any extensions of credit or guarantees provided in connection with such services, in each case as conducted by the Registered Broker-Dealer in the ordinary course consistent with past practice.

“Parent Material Adverse Effect” means any state of facts, event, change, circumstance, development or effect that, individually or in the aggregate, prevents, materially delays, materially impairs or interferes with, or adversely affects (or would reasonably be expected to prevent, materially delay, materially impair or interfere with, or adversely affect) the ability of Parent or Merger Sub to perform or comply with its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis, including the ability of Parent and Merger Sub to pay the aggregate Merger Consideration when due.

“Parent Reports” means forms, statements, certifications, reports and documents required to be filed or furnished by Parent with or to the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date, as amended.

“Permitted Liens” means (i) Liens for Taxes, assessments, water and sewer charges, and other charges imposed by any Governmental Entity not yet due and payable or delinquent or that are being contested in good faith by appropriate proceedings and for which adequate reserves in the financial statements have been established and provided for, (ii) Liens arising or incurred in the Ordinary Course of Business, including those in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar Liens, in each case, that, if not in the Ordinary Course of Business, are not yet due, payable and unpaid for a period of ninety (90) days, (iii) Liens affecting the interest of the grantor of any easements benefiting any real property and Liens of record attaching to fixtures or leasehold improvements that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate in the business of such entity and its Subsidiaries as presently conducted, (iv) zoning, building, entitlement, subdivision, land use, environmental, health and safety, and other similar Laws, ordinances, codes, rules, regulations, and restrictions imposed by any Governmental Entity, none of which materially impairs the current use of the applicable real property, (v) statutory or contractual rights of landlords, lessors, sublessors, licensors, tenants, subtenants, licensees, or other occupants under any lease, sublease, license, occupancy agreement, or similar agreement affecting the applicable real property, (vi) Liens granted pursuant to the Closing Indebtedness, (vii) Liens, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, conditions, encroachments, reservations, declarations, restrictions, and other similar matters of record or that would be disclosed by an accurate survey or physical inspection of the applicable real property, (viii) any non-exclusive license, covenant or other similar non-exclusive right to or under Intellectual Property granted in the Ordinary Course of Business, (ix) gaps or defects in the chain of title for Intellectual Property evident from the publicly-available records of the applicable Governmental Entity maintaining such records, (x) any Liens occurring under the applicable organizational documents and (xi) Liens granted by the Registered Broker-Dealer to custodians, clearing houses, clearing firms, clearing agencies, settlement agents or similar organizations in the Ordinary Course of Business and, without limiting the foregoing, any Lien granted, or deemed granted, by the Registered Broker-Dealer in connection with any repurchase agreement, fail to receive and pending trade, open derivative contract and other payables to clearing organizations, brokers, dealers and customers, in each case in the Ordinary Course of Business.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means all information that identifies or could be used to identify an individual person, in addition to any definition for “personal information” or any similar term provided by applicable Law.

“Privacy Laws” means all applicable Laws relating to the Processing of any Personal Information.

“Processing” means the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security (technical, physical or administrative), disposal, destruction, disclosure or transfer (including cross-border) of any data, including Personal Information.

“Registered Broker-Dealer” means MarketAxess Corporation, a Delaware corporation and wholly-owned subsidiary of the Company.

“Software” means all software, computer programs, operating systems, applications, tools, data, databases, interfaces, firmware, modules, libraries, algorithms and routines (in both source code and object code form), and all documentation and materials relating to any of the foregoing.

“Solvent” when used with respect to any Person, means that, as of any date of determination: (i) the fair salable value (determined on a going concern basis) of its assets and property will, as of such date, exceed the amounts required to pay its debts as they become absolute and mature, as of such date; (ii) such Person will have adequate capital to carry on its business; and (iii) such Person will be able to pay its debts as they become absolute and mature, in the Ordinary Course of Business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of (a) the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (b) the equity ownership interests of such other Person, in each case is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries.

“Superior Proposal” means any unsolicited and bona fide written offer, inquiry or indication of interest made by a third party after the date of this Agreement that, if consummated, would result in such third party (or its stockholders) owning, directly or indirectly, more than fifty percent (50%) of the outstanding Shares (or of the stock of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or more than fifty percent

(50%) of the assets of the Company and its Subsidiaries, taken as a whole, which the Company’s board of directors determines in good faith (after consultation with its outside legal counsel and financial advisor) to be (i) more favorable to the holders of Shares from a financial point of view than the Merger (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including, if applicable at the time of such determination, any changes to the financial terms of this Agreement then committed to in writing by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

“Tax” (including, with a correlative meaning, the term “Taxes”) means all income, profits, capital gains, goods and services, branch, payroll, unemployment, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, value added, ad valorem, registration, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, withholdings, duties, levies, imposts, tariffs, custom duties, license, registration, escheat, unclaimed property and other taxes (including any penalties and additions to any such taxes and interest thereon) imposed by any Governmental Entity.

“Tax Return” means all returns, statements, reports, forms or filings with respect to Taxes, including in each case any amendments, schedules or attachments thereto, required to be supplied to a Governmental Entity relating to Taxes.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Willful Breach” means (i) a breach by a party of any of its obligations under this Agreement that is a consequence of an act or omission knowingly undertaken or omitted by the breaching party with the intent of causing a breach of this Agreement or with the knowledge that such act or omission would cause a breach of this Agreement or (ii) subject to the satisfaction or waiver (by the party for whom such condition may be waived) of the conditions to Closing set forth in ARTICLE VII (other than those conditions that by their terms are to be satisfied at Closing, provided, that those conditions would have been satisfied if the Closing were to occur on such date), the willful or intentional failure of the breaching party to promptly consummate the Merger in accordance with Section 1.2 and the other transactions contemplated by this Agreement to be consummated at the Closing in accordance with the terms and conditions of this Agreement.

9.15 Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, solely with respect to any action, cause of action, claim, cross-claim or third-party claim against any Debt Financing Source arising out of or relating to the Debt Financing, the Debt Financing Agreements or the performance of services thereunder, each of the parties hereto, on behalf of itself and each of its Affiliates, hereby: (a) agrees that all issues and questions concerning and against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing and any documents or definitive agreements entered into in connection with the Debt Financing (collectively, the “Debt Financing Agreements”) or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (whether based in contract, tort or otherwise) or the performance thereof, shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York, (b) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and such party submits for itself and its property with respect to any such action or proceeding to the exclusive jurisdiction of such courts with respect to such matters, (c) agrees that service of process, summons, notice or document by registered mail addressed to it shall be effective service of process against it for any such action or proceeding brought in any such court, (d) agrees to waive and hereby waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action or proceeding in any such court, (e) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any legal action (whether in law or in equity, whether in contract or in tort or otherwise) brought against the Debt Financing Sources in any way arising, directly or indirectly, out of or relating to this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (f) agrees that none of the Debt Financing Sources will have any liability to the Company, its Affiliates or their respective directors, officers, employees, agents, partners, managers, members and stockholders relating to or arising out of this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and that the Company, its Subsidiaries, their respective Affiliates and their respective directors, officers, employees, agents, partners, managers, members and stockholders shall not bring or support any legal action, including any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources relating to or in any way arising out of this Agreement, the Debt Financing, the Debt Financing Agreements or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, and (g) agrees that each of the Debt Financing Sources is an express third-party beneficiary of, and may enforce, the provisions of this Section 9.15 and the defined terms used in this Section 9.15 solely to the extent a modification, waiver or termination of any such defined term would modify the substance of this Section 9.15; provided, that, to the extent any amendment, modification, waiver or termination of this Section 9.15 or any such defined term would be materially adverse to the Debt Financing Sources in their capacity as Debt Financing Sources, such amendment, modification, waiver or termination shall not be effective without the prior written consent of the Debt Financing Sources. Notwithstanding anything contained herein to the contrary, nothing in this Section 9.15 shall in any way affect a party’s rights and remedies under the Debt Financing Agreements to the extent they are a party thereto. For the avoidance of doubt, the provisions of this Section 9.15 are intended solely to benefit the Debt Financing Sources and shall not limit or otherwise modify the obligations of Parent or Merger Sub under this Agreement or the rights and remedies of the Company against Parent or Merger Sub under this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

MARKETAXESS HOLDINGS INC.

By:	/s/ Christopher R. Concannon
Name: Christopher R. Concannon
Title: Chief Executive Officer

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Andrew Surdykowski
Name: Andrew Surdykowski
Title: Authorized Officer

IGLOO MERGER SUB II, INC.

By:	/s/ Andrew Surdykowski
Name: Andrew Surdykowski
Title: Authorized Officer

[Signature Page to Agreement and Plan of Merger]